Annual Information Form For the year ended December 31, 2024 February 24, 2025 2 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Table of Contents CORPORATE STRUCTURE ............................................................................................................................................... 10 GENERAL DEVELOPMENT OF THE BUSINESS .................................................................................................................. 10 Developments – Mines and Projects ............................................................................................................................ 11 Developments – Financial ............................................................................................................................................. 12 DESCRIPTION OF THE BUSINESS .................................................................................................................................... 12 Principal Products ......................................................................................................................................................... 13 Specialized Skills and Knowledge .................................................................................................................................. 13 Competitive Conditions ................................................................................................................................................ 13 Operations .................................................................................................................................................................... 13 Technical Information ................................................................................................................................................... 15 Summary of Mineral Reserves and Mineral Resources ................................................................................................ 16 MINERAL PROPERTIES ................................................................................................................................................... 19 Rainy River Mine, Canada ............................................................................................................................................. 20 New Afton Mine, Canada .............................................................................................................................................. 28 Cerro San Pedro Mine, Mexico ..................................................................................................................................... 36 RISK FACTORS ................................................................................................................................................................ 37 NOTES ........................................................................................................................................................................... 65 DIVIDENDS .................................................................................................................................................................... 65 DESCRIPTION OF CAPITAL STRUCTURE .......................................................................................................................... 66 MARKET FOR SECURITIES .............................................................................................................................................. 67 DIRECTORS AND OFFICERS ............................................................................................................................................ 68 LEGAL PROCEEDINGS AND REGULATORY ACTIONS ........................................................................................................ 76 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS .................................................................... 76 TRANSFER AGENT AND REGISTRAR ............................................................................................................................... 77 MATERIAL CONTRACTS .................................................................................................................................................. 77 TECHNICAL REPORTS ..................................................................................................................................................... 77 SCHEDULE A AUDIT COMMITTEE CHARTER ............................................................................................................... A-1 SCHEDULE B DEFINITIONS .......................................................................................................................................... B-1 SCHEDULE C ABBREVIATIONS AND MEASUREMENT CONVERSION ........................................................................... C-1 SCHEDULE D EXCHANGE RATE AND METAL PRICE INFORMATION ............................................................................ D-1 3 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024 All information in this annual information form (“Annual Information Form”) is as at December 31, 2024 unless otherwise indicated. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Certain information contained in this Annual Information Form, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Annual Information Form, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual Information Form include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include, among others, statements with respect to: the Company’s guidance and expectations regarding production, costs, capital investments and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expected results; anticipated mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company’s operations; planned activities and timing for 2025 and future years at the Rainy River Mine (as defined below) and the New Afton Mine (as defined below), including planned development and exploration activities and related expenses; the Company’s target of 30% reduction in greenhouse gas emissions by 2030 using 2020 as a baseline; successfully extending mine life at Rainy River Mine and New Afton Mine; successfully completing intended development and exploration initiatives in 2025 at the Rainy River Mine and the New Afton Mine; expectations that the mineralogy in C-Zone will be consistent with the hypogene sulphide mineralization in the West Cave; the New Afton Mine’s enhanced capacity to accurately track ground deformations and successfully mitigate potential impacts; successfully completing the overall NATSF (as defined herein) stabilization project in the first half of 2026; the Company’s ability to extend the New Afton Mine’s mine life beyond 2031; the intention to take advantage of existing processing capacity at the New Afton mill and successfully processing up to 16,000 tpd (as defined herein); expectations that C-Zone operating costs will be significantly lower than current B3 unit mining costs; successfully transitioning to a period of production growth and decreasing costs at the New Afton Mine and the generation of strong cash flow expected to result therefrom over the coming years; the Company’s ability to successfully convert Mineral Resources to Mineral Reserves over the next few years; planned focus areas and initiatives regarding the New Afton Mine’s underground exploration program; the potential for discovery of new mining zones outside the main deposit and above the C-Zone footprint elevation; expectations regarding the sufficiency of the New Afton Mine’s processing plant, infrastructure and tailings storage facility to process sufficiently more ore beyond the current mine life; the potential for discovery of porphyry copper-gold deposits in South-Central British Columbia; the Company’s plans to use regional high-grade ore as supplemental mill feed and the incremental cash flow expected therefrom; successful undertaking of planned underground and regional exploration initiatives at the New Afton Mine; and expectations regarding the management and mitigation of risk factors, including any statements about potential tariffs and their potential impact and the possible impacts on the Company. All forward-looking statements in this Annual Information Form are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements 4 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD are discussed in this Annual Information Form, New Gold’s annual and quarterly management’s discussion and analysis (“MD&A”) and its Technical Reports (as defined below) filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). In addition to assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual Information Form are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company’s supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar and commodity prices being approximately consistent with current levels and expectations for the purposes of guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and the New Afton Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; the ability to successfully implement strategic plans; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and the New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and the New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; ability to obtain and maintain sufficient insurance; management and reporting of environmental, social and governance (“ESG”) matters; actual results of current exploration or reclamation activities; fluctuations in the international

5 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD currency markets and in the rates of exchange of the currencies of Canada, the United States; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; tariffs; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; information systems security threats; adequate infrastructure; relationships with communities, governments and other stakeholders; perceived reputation amongst stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; risks with respect to the Company’s compensation systems; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; and the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this Annual Information Form. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws. A significant portion of the historical financial information in this Annual Information Form is derived from New Gold’s audited consolidated financial statements for the year ended December 31, 2024 (a copy of which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov)). Readers should refer to such financial statements for additional information. CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this Annual Information Form, was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Annual Information Form will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. 6 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD NON-GAAP MEASURES Cash Costs per Gold Ounce sold "Cash costs per gold ounce sold" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards” or “GAAP”) as issued by the International Accounting Standards Board ("IASB") and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company’s ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash generated from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold. The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for the Rainy River Mine is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for the New Afton Mine is net of by-product copper and silver sales revenue. New Gold notes that in connection with the New Afton Mine, the by-product revenue is sufficiently large to result in a negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations. To provide additional information to investors, New Gold has also calculated the New Afton Mine's cash costs on a co- product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash costs information in this document is net of by-product sales. Further details regarding historical cash costs and a reconciliation to the nearest IFRS Accounting Standards measures are provided in the MD&A for the year ended December 31, 2024 (the “2024 MD&A”) accompanying New Gold’s financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading "Non-GAAP Financial Performance Measures” starting on page 32. 7 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Sustaining Capital and Sustaining Lease “Sustaining capital” and “sustaining lease” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines “sustaining capital” as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a “sustaining lease” is a lease payment that is sustaining in nature. To determine “sustaining capital” expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses “sustaining capital” and “sustaining lease” to understand the aggregate net result of the drivers of all- in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. Further details regarding sustaining capital and sustaining lease and reconciliations to the nearest IFRS Accounting Standards measures are provided in the 2024 MD&A accompanying New Gold’s financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading "Non-GAAP Financial Performance Measures” starting on page 32. Growth Capital "Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses “growth capital” to understand the cost to develop new operations or related to major projects at existing operations where these projects will significantly increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Further details regarding growth capital and a reconciliation to the nearest IFRS Accounting Standards measures are provided in the 2024 MD&A accompanying New Gold’s financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading "Non-GAAP Financial Performance Measures” starting on page 32. All-in Sustaining Costs per Gold Ounce Sold “All-in sustaining costs per gold ounce sold” or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS Accounting Standards measures to provide visibility into the economics of a gold mining company. Current IFRS Accounting Standards measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, 8 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance. "All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of cash flow from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards. New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to significantly benefit the operation are classified as non-sustaining and are excluded. Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, loss on repayment of long-term debt, fair value changes for the Rainy River gold stream obligation, fair value changes for the New Afton free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss and fair value changes in investments. To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for the New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by- product revenue from gross cash costs. Further details regarding all in sustaining costs and a reconciliation to the nearest IFRS Accounting Standards measures are provided in the 2024 MD&A accompanying New Gold’s financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading “Non-GAAP Financial Performance Measures” starting on page 32. CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION All dollar amounts referenced in this Annual Information Form are in United States dollars unless otherwise indicated. Canadian dollars are referred to as “Canadian dollars” or “C$”. See Schedule D of this Annual Information Form for applicable exchange rate information. TECHNICAL INFORMATION The scientific and technical information relating to the Mineral Reserves and Mineral Resources contained herein has been reviewed and approved by those Qualified Persons set out in the notes to the Mineral Reserves and Mineral Resources Estimates as at December 31, 2024 on page 16, and as copied below, each of whom is a Qualified Persons for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

9 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Mineral Reserves Mineral Resources Rainy River Mine Open Pit Mr. Jason Chiasson, P.Eng Chief Open Pit Engineer, Rainy River Mine Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Jason Chiasson, P.Eng Chief Open Pit Engineer, Rainy River Mine Underground Mr. Alexander Alousis, P.Eng Manager, Underground Mine, Rainy River Mine Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Alexander Alousis, P.Eng Manager, Underground Mine, Rainy River Mine New Afton Mine Mr. Joshua Parsons, P.Eng Principal Mine Engineer, New Afton Mine Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Joshua Parsons, P.Eng Principal Mine Engineer, New Afton Mine The scientific and technical information relating to the exploration has been reviewed and approved by Dr. Jean-François Ravenelle, Vice President, Geology for the Company. Dr. Ravenelle is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec. All other scientific and technical information contained in this Annual Information Form has been reviewed and approved by Travis Pastachak, Senior Director, Project Development for the Company. Mr. Pastachak is a Professional Geoscientist and a member of the Professional Engineers and Geoscientists of Saskatchewan (APEGS). Dr. Ravenelle and Mr. Pastachak are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The estimates of Mineral Reserves and Mineral Resources discussed in this Annual Information Form may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov), contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties. See “Technical Reports” on page 77. ADDITIONAL INFORMATION Additional information about the Company, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, may be found in the management information circular of the Company for its most recent annual meeting of shareholders and other continuous disclosure documents of the Company filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Additional financial information is provided in the Company’s audited consolidated financial statements and 2024 MD&A. These documents and other information about the Company are also available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). 10 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD CORPORATE STRUCTURE The Company was incorporated on January 31, 1980 as DRC Resources Corporation under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc. Effective January 1, 2012, New Gold amalgamated with its wholly owned subsidiaries Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. Effective October 1, 2014, New Gold amalgamated with its wholly owned subsidiaries Rainy River Resources Ltd. (“RRRL”) and 0608457 B.C. Ltd. On January 1, 2016, New Gold amalgamated with its wholly owned subsidiaries Peak Gold Ltd. and New Gold Bayfield Corp. Following each such amalgamation, the amalgamated company continued as New Gold Inc. The registered office of the Company is Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its head office is at Suite 3320, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3. As at the date of this Annual Information Form, the Company does not have any material subsidiaries. The Rainy River Mine and the New Afton Mine are held by New Gold Inc. In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and its subsidiaries. GENERAL DEVELOPMENT OF THE BUSINESS New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold currently has the following mines which are described in greater detail in the “Mineral Properties” section of this Annual Information Form: • 100% interest in the Rainy River gold mine in Ontario, Canada (the “Rainy River Mine”) • 100% interest in the New Afton copper-gold mine British Columbia, Canada (the “New Afton Mine”) The Company also holds a 100% interest in the former Cerro San Pedro gold-silver mine in San Luis Potosí, Mexico (“Cerro San Pedro”), which transitioned to the post-closure phase at the beginning of 2024. New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980. The Company’s current structure arose through two business combinations in mid-2008 and mid-2009. New Gold is continually working to maximize shareholder value through profitable and responsible mining with a focus on people, operational excellence and growth. 100% 100% New Gold Inc. (BC Canada) New Afton Mine (BC Canada) Rainy River Mine (ON Canada) 11 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD DEVELOPMENTS – MINES AND PROJECTS Rainy River Mine On October 29, 2024, the Company announced that first development ore was mined from the Underground Main ahead of schedule. This was accomplished following the completion of the main fresh air raise and in-pit portal in the third quarter of 2024. The Rainy River Mine’s Underground Main contains the majority of underground mineral reserves at the Rainy River Mine and is expected to be an important source of higher-grade production in the coming years to supplement mill feed from the open pit and the Intrepid underground zone. On February 12, 2025, the Company filed a new Technical Report for the Rainy River Mine, providing an update on the open pit and expanded underground mine plans. See “Rainy River Mine, Canada – Mining Operations” on page 20 and “Technical Reports” on page 77. New Afton Mine On February 24, 2020, the Company entered into a strategic partnership through a purchase agreement (the “New Afton PA”) with 2742150 Ontario Limited, an affiliate of the Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the New Afton PA, Ontario Teachers’ acquired a 46.0% free cash flow interest in the New Afton Mine with an option (the “JV Interest Option”) to convert the interest into a 46.0% joint venture interest in four years from the closing of the transaction, or have their interest remain as a free cash flow interest at a reduced rate of 42.5% (the “2020 New Afton Transaction”). New Gold received upfront cash proceeds of $300 million upon closing of the New Afton Transaction. The JV Interest Option was exercisable during a 60-day period immediately after the fourth anniversary of the effective date of the transaction, being the 60-day period commencing April 1, 2024. In addition, the New Afton PA gave the Company an overriding buyback option to re-acquire 100% of the New Afton Mine during the JV Interest Option exercise period whether or not Ontario Teachers exercises the JV Interest Option. The New Afton Transaction agreements set out certain governance rights and protections for Ontario Teachers’ in relation to the operation of the New Afton Mine, including establishment of an advisory committee to assist with operation and budgetary decisions. However, the Company retains operating control over the New Afton Mine while Ontario Teachers holds the free cash flow interest, including during development of the C-Zone as the mine transitions to expand its operating mine life. The 2020 New Afton Transaction closed on March 31, 2020.On October 2, 2023, the Company announced the achievement of two key milestones at New Afton Mine’s C-Zone Project; completion of the first draw bell at New Afton Mine’s C-Zone and commissioning of the final two of 29 dewatering wells at the New Afton Tailings Storage Facility (“NATSF”). Construction of the first draw bell is significant because it is the transition point at which the block cave gradually ramps up production. On October 29, 2024, the Company announced that C-Zone, the New Afton Mine's fourth block cave, achieved commercial production ahead of schedule with the materials handling system coming online in October and the cave footprint reaching the targeted hydraulic radius of 18 draw bells for self-cave propagation. Installation of the gyratory crusher and conveyor system was completed ahead of schedule, with C-Zone now set up for high capacity, low-cost, low-emission ore transportation for the life-of-mine. On May 13, 2024, the Company announced that it entered into an agreement relating to its strategic partnership with Ontario Teachers’ whereby the Company would increase its effective free cash flow interest in the New Afton Mine to 80.1% (the “2024 New Afton Transaction”). On closing, the parties entered into an amended free cash flow royalty agreement (the “Amended FCF Royalty Agreement”) with an affiliate of Ontario Teachers’ reflecting the reduction in Ontario Teachers’ free cash flow interest from 46.0% to 19.9% in exchange for an upfront cash payment of $255 million. New Gold funded the 2024 New Afton Transaction with cash on hand, borrowing from its Credit Facility (as hereinafter defined) and net proceeds from the Offering (as defined and discussed in more detail below). The Amended FCF Royalty 12 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Agreement, among other things, removed the advisory committee, reduced certain of Ontario Teachers’ governance rights with respect to the operating and capital expenditures of the New Afton Mine and eliminated the option to convert the royalty into a partnership. New Gold has a right of first refusal on a sale of the royalty by Ontario Teachers’. On a change of control of New Gold announced prior to December 31, 2030, that is subsequently completed, Ontario Teachers’ will have the right to sell the royalty to New Gold or its successor at fair market value, for cash or share consideration. In addition, following a change of control within 20 months following completion of the 2024 New Afton Transaction, Ontario Teachers’ will receive a one-time cash payment of $20 million. The 2024 New Afton Transaction closed at the end of May 2024. On February 12, 2025, the Company filed a new Technical Report for the New Afton Mine, extending C-Zone production and including the East Extension mining zone. See “New Afton Mine, Canada – Mining Operations” on page 28 and “Technical Reports” on page 77. DEVELOPMENTS – FINANCIAL Credit Facility The Company has a $400 million revolving secured credit facility with a syndicate of banks led by The Bank of Nova Scotia and RBC Capital Markets, which matures December 22, 2026 (the “Credit Facility”). The Credit Facility was originally entered into in August 2014 and, in April 2023, the Company amended its revolving credit facility, extending the maturity date to December 2026 from December 2025 and maintaining the existing borrowing limit of $400 million. Senior Notes On May 15, 2022, the Company completed the redemption of its outstanding $100 million aggregate principal amount of its 6.375% Senior Notes due 2025. Equity Offering On May 13, 2024, the Company announced a bought deal equity financing of common shares in the capital of New Gold (“Common Shares”) for aggregate gross proceeds of approximately $150 million (the “Offering”). In connection with the Offering, the Company entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 87,300,000 Common Shares at a price of $1.72 per Common Share. The Company granted the Underwriters an over- allotment option, exercisable in whole or in part at any time up to 30 days after closing of the Offering, to purchase up to an additional 15% of the number of Common Shares issued pursuant to the Offering to cover over-allotments. On May 17, 2024, the Company closed the Offering of 100,395,000 Common Shares, including 13,095,000 Common Shares issued upon the full exercise of the Underwriters' over-allotment option, for aggregate gross proceeds of $172,679,400. DESCRIPTION OF THE BUSINESS The Company’s principal operating assets consist of the Rainy River Mine and the New Afton Mine, both of which are in Canada. For purposes of NI 43-101, the Company considers the Rainy River Mine and the New Afton Mine to be its material properties. New Gold is continually working to maximize shareholder value through profitable and responsible mining with a focus on people, operational excellence and growth.

13 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Refer to the Company’s 2024 MD&A available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov), for a detailed description of the Company’s business, including each of its operating segments. PRINCIPAL PRODUCTS The Company’s principal products are gold and copper, which generally require refining or smelting to become marketable metal. For the years ended December 31, 2024 and 2023, revenue from gold sales was approximately $708 and $613 million, respectively, and revenue from copper sales was approximately $209 million and $160 million, respectively. With respect to the Rainy River Mine, the Company uses the services of refiners to refine gold doré. The refined gold is sold to bullion banks or gold trading counterparties at market prices. The New Afton Mine produces copper concentrate, which is sold to smelters or concentrate marketing firms. The Company may also enter into financial instruments, such as option or swap contracts, for the purpose of hedging gold and copper prices. There are worldwide gold and copper markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold and copper that it produces. Further, due to the availability of alternative refineries, smelters and concentrate marketing firms, the Company is not dependent on the services on any one refiner, smelter or concentrate marketing firm. SPECIALIZED SKILLS AND KNOWLEDGE All aspects of New Gold’s business require specialized skills and knowledge. Such required areas of specialized skills and knowledge include geology, drilling, Mineral Resource estimation, mine planning and Mineral Reserve estimation, metallurgy, engineering, construction, technology, maintenance skills, capital management, community and public relations, regulatory compliance, legal and accounting, all of which are available to New Gold. COMPETITIVE CONDITIONS The precious and base mineral exploration and mining business is competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire mineral properties in the future will depend on its ability to develop its present properties, and on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration. New Gold is continually working to maximize shareholder value through profitable and responsible mining with a focus on people, operational excellence and growth. OPERATIONS Mineral Reserves and Mineral Resources The Company has the following Mineral Reserves and Mineral Resources: gold and silver at the Rainy River Mine; and gold, copper and silver at the New Afton Mine. See “Summary of Mineral Reserves and Mineral Resources” on page 16. Foreign Operations The Company currently owns 100% of Cerro San Pedro in Mexico, which transitioned to the post-closure phase at the beginning of 2024, including monitoring of reforestation, water and air quality. The schedule for completing the activities relating to the closure and post-closure of Cerro San Pedro is dictated by the environmental authorization for the mine. Cerro San Pedro was an open-pit gold and silver heap leach mine located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City and 14 kilometres east of the city of San Luis Potosí. It is owned by the Company’s wholly owned subsidiary, MSX, which has posted reclamation security of approximately $11.9 million with the Mexican environmental regulatory agency, SEMARNAT, under the general law for ecological balance and environmental protection. As at December 31, 2024, the Company has posted this security in the form of an irrevocable standby letter of 14 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD credit. Operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to environmental legislation, land use, water use and land claims of local people. The impact of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations” on page 65. Employees As at December 31, 2024, the Company had the following employees: Location Employees Corporate Office1 52 Rainy River Mine 857 New Afton Mine 698 Total 1607 1Includes employees of Cerro San Pedro. Environmental Protection and Sustainability Practices New Gold is committed to excellence in sustainability. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold’s Sustainability Policy was most recently approved by the Company’s Board of Directors (the “Board”) in October 2024. The Sustainability Policy sets out the Company’s commitments to sustainability, including complying with laws and regulations, promoting a culture of avoiding harm to the environment and regularly conducting assessments of its operations to help ensure continuous improvement. In 2024, New Gold undertook a collaborative, cross-functional process to refresh its sustainability strategy, ensuring alignment with operational priorities, senior leadership goals and investor expectations. Set to launch in early 2025, the updated sustainability strategy aims to address the most pressing ESG challenges facing both the Company. New Gold’s policies and practices are guided by the principles of the United Nations Global Compact with reference to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining framework. Both the Rainy River Mine and the New Afton Mine have been externally verified as achieving a ‘AAA’ rating for the Tailings Management and Water Stewardship Protocols. In addition to adhering to MAC’s Towards Sustainable Mining protocols, the Company also adheres to the Canadian Dam Association Dam Safety Guidelines, which helps ensure strong and transparent tailings governance and demonstrates New Gold’s commitment to safe tailings management. The Company’s Independent Tailings Review Board (“ITRB”), which is comprised of four independent experts, provides input with respect to tailings management at New Gold’s operations and projects in Canada. The ITRB meets twice per year to review information about tailings management practices at each site. New Gold’s sustainability objectives include promoting and protecting the health and welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and supported to realize their full potential. New Gold believes that people are its most valuable assets and strives to create a culture of diversity and inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and respect in worker-to-worker relationships. The Company strives to be an employer of choice through the provision of competitive wages and benefits, the implementation of policies that recognize and reward employee performance and promotion from within wherever possible. The Company is committed to helping preserve the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental 15 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD management. Prior to commencing significant construction activities, New Gold carries out comprehensive environmental studies to establish baseline measurements for all required environmental conditions. During operations, it promotes the efficient use of raw materials and resources, works to minimize environmental impacts where possible and maintains robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land use determined through consultation with regulatory authorities and local communities. As part of following through on its commitment to preserve the long-term health and viability of the natural environment, the Company continues to implement the guidance and recommendations developed by the Task Force on Climate- Related Financial Disclosure (“TCFD”). The Company released its inaugural TCFD report in 2022 and an updated TCFD report in 2024, and it intends to align climate-related disclosure with evolving practices. The Company has also set and publicly disclosed a corporate target of 30% reduction in greenhouse gas (“GHG”) emissions by 2030 using 2020 as a baseline (the “2030 Target”). In following the TCFD’s guidance on governance recommendation, in 2022, the Company created and implemented a Company-wide Climate Committee. The Climate Committee reviews climate risks and reduction opportunities and discusses progress on the 2030 Target. In 2024, the Company began developing a company-wide decarbonization roadmap, which is intended to reflect the operations’ efforts to date to improve energy efficiency and help drive GHG reductions. New Gold is committed to establishing trust-based relationships with host communities based on mutual benefit and active engagement with these communities to contribute to their sustainability. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for, traditional values, customs and culture and takes meaningful action to consider the interests of Indigenous peoples. New Gold aims to foster open communication with local residents and community leaders so that issues can be resolved collaboratively. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, it can engage in a meaningful and sustainable development process. The Company’s mining, exploration and development activities are subject to various federal, provincial, state, county and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Management estimates the reclamation and closure cost obligations for all of its properties is $119.4 million as at December 31, 2024. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 13 of the Company’s audited consolidated financial statements for the year ended December 31, 2024. As at December 31, 2024, the Company had posted surety bonds totaling $126 million and letters of credit totaling $12 million, representing security in the aggregate amount of $138 million to address these liabilities. TECHNICAL INFORMATION CIM Standards Definitions New Gold’s estimates of Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, May 2014 (the “CIM Definition Standards”) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines, 2019 (“CIM Best Practice Guidelines”). 16 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Technical Terms and Abbreviations Unless otherwise defined, technical terms used in this Annual Information Form are set out in Schedule B and abbreviation terms used are defined in Schedule C. SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES A summary of New Gold’s Mineral Reserve and Mineral Resource estimates as at December 31, 2024 are presented in the following table. Mineral Reserves and Mineral Resources Summary1,3 As at December 31, 20242 As at December 31, 2023 Gold koz Silver koz Copper Mlbs Gold koz Silver koz Copper Mlbs Proven and Probable Mineral Reserves Rainy River 2,126 5,535 - 2,421 6,343 - Open Pit 589 1,573 - 867 1,947 - Underground 1,344 2,829 - 1,322 3,161 - Low grade and stockpile 194 1,133 - 233 1,235 - New Afton 828 2,253 631 735 1,856 551 Total Proven and Probable Mineral Reserves 2,954 7,788 631 3,156 8,199 551 Measured and Indicated Mineral Resources (exclusive of Mineral Reserves)1 Rainy River 1,294 4,573 - 837 2,218 - Open Pit 734 2,659 - 128 159 - Underground 560 1,914 - 709 2,060 - New Afton 1,352 4,431 1,100 1,350 5,093 1,147 Total Measured and Indicated Mineral Resources 2,646 9,004 1,100 2,187 7,312 1,147 Total Inferred Mineral Resources 399 910 1 230 563 101 1. Refer to the detailed Mineral Reserve and Mineral Resource tables as at December 31, 2024 that follow in this Annual Information Form. 2. The Mineral Reserves and Mineral Resources stated above are as at December 31, 2024 and do not reflect any events subsequent to that date. 3. Numbers may not add due to rounding As of December 31, 2024, New Gold reported total Mineral Reserves of 2,954,000 ounces of gold, 7.8 million ounces of silver and 631 million pounds of copper. Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, totals 2,646,000 ounces of gold, 9.0 million ounces of silver and 1,100 million pounds of copper and Inferred Mineral Resources of 399,000 ounces of gold, 910,000 ounces of silver and 1 million pounds of copper.

newgold

Mineral Reserves

New Gold's Mineral Reserve estimates as at December 31, 2024 are presented in the following table.

	Tonnes 000s	Grade			Contained Metal		
		Gold g/t	Silver g/t	Copper %	Gold koz	Silver koz	Copper Mlb
RAINY RIVER							
Open Pit							
Proven	-	-	-	-	-	-	-
Probable	20,816	0.88	2.35	-	589	1,573	-
Proven & Probable	20,816	0.88	2.35	-	589	1,573	-
Underground							
Proven	250	3.69	29.67	-	30	238	-
Probable	16,175	2.53	4.98	-	1,314	2,591	-
Proven & Probable	16,424	2.54	5.36	-	1,344	2,829	-
Stockpile							
Proven	15,685	0.38	2.25	-	194	1,133	-
Probable	-	-	-	-	-	-	-
Proven & Probable	15,685	0.38	2.25	-	194	1,133	-
Total Rainy River							
Proven	15,935	0.44	2.68	-	223	1,371	-
Probable	36,991	1.60	3.50	-	1,903	4,164	-
Proven & Probable	52,926	1.25	3.25	-	2,126	5,535	-
NEW AFTON							
B3							
Proven	-	-	-	-	-	-	-
Probable	941	0.49	1.1	0.57	15	33	12
Proven & Probable	941	0.49	1.1	0.57	15	33	12
C-Zone							
Proven	-	-	-	-	-	-	-
Probable	37,664	0.64	1.6	0.70	772	1,957	585
Proven & Probable	37,664	0.64	1.6	0.70	772	1,957	585
East Extension							
Proven	-	-	-	-	-	-	-
Probable	962	1.31	8.5	1.63	41	263	35
Proven & Probable	962	1.31	8.5	1.63	41	263	35
Total New Afton							
Proven	-	-	-	-	-	-	-
Probable	39,567	0.65	1.8	0.72	828	2,253	631
Proven & Probable	39,567	0.65	1.8	0.72	828	2,253	631
TOTAL NEW GOLD							
Proven & Probable					2,954	7,788	631

17

WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD

newgold

Mineral Resources (Exclusive of Mineral Reserves)

Mineral Resource estimates as at December 31, 2024 (exclusive of Mineral Reserves) are presented in the following tables:

	Tonnes 000s	Grade			Contained Metal		
		Gold g/t	Silver g/t	Copper %	Gold koz	Silver koz	Copper Mlb
RAINY RIVER							
Open Pit							
Measured	-	-	-	-	-	-	-
Indicated	25,216	0.90	3.28		734	2,659	
Measured & Indicated	25,216	0.90	3.28	-	734	2,659	-
Inferred	2,198	0.59	1.52	-	42	107	-
Underground							
Measured	310	2.74	26.38	-	27	263	-
Indicated	9,556	1.74	5.37	-	533	1,651	-
Measured & Indicated	9,866	1.77	6.03	-	560	1,914	-
Inferred	5,465	2.03	4.56	-	356	800	-
Total Rainy River							
Measured	310	2.74	26.38	-	27	263	-
Indicated	34,772	1.13	3.86	-	1,267	4,310	-
Measured & Indicated	35,083	1.15	4.05	-	1,294	4,573	-
Inferred	7,663	1.62	3.68	-	398	908	-
NEW AFTON							
Underground (Bulk)							
Measured	51,195	0.58	1.81	0.67	958	2,976	758
Indicated	29,101	0.37	1.33	0.48	349	1,242	308
Measured & Indicated	80,297	0.51	1.63	0.60	1,307	4,217	1,066
Inferred	132	0.19	0.54	0.19	1	2	1
Underground (Stope)							
Measured	-	-	-	-	-	-	-
Indicated	1,346	1.02	4.93	1.14	44	213	34
Measured & Indicated	1,346	1.02	4.93	1.14	44	213	34
Inferred	-	-	-	-	-	-	-
Total New Afton							
Measured	51,195	0.58	1.81	0.67	958	2,976	758
Indicated	30,448	0.40	1.49	0.51	393	1,455	342
Measured & Indicated	81,643	0.51	1.69	0.61	1,352	4,431	1,100
Inferred	132	0.19	0.54	0.19	1	2	1
TOTAL NEW GOLD							
Measured & Indicated					2,646	9,004	1,100
Inferred					399	910	1

18
WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD
newgold

Notes to Mineral Reserve and Resource Estimates

1. New Gold's Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

2. Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold Price $/ounce	Silver Price $/ounce	Copper Price $/pound	Exchange Rate CAD:USD
Mineral Reserves	**1,650**	**20.00**	**3.50**	**1.30**
Mineral Resources	**1,980**	**24.00**	**4.20**	**1.30**

3. Cut-offs for Mineral Reserves and Mineral Resources are outlined in the table below:

Mineral Property		Mineral Reserves	Mineral Resources
Rainy River	**Open Pit**	0.30 g/t AuEq	0.30 g/t AuEq
	Underground	1.68 g/t AuEq	1.40 g/t AuEq
New Afton	**Bulk Mining**	24.00 $/t	0.33% CuEq
	Stoping	100.00 $/t	0.98% CuEq

4. New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Resources are not Mineral Reserves and do not have demonstrated economic viability. Numbers may not add due to rounding.

5. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports, which are available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

6. The preparation of New Gold's Mineral Reserves and Mineral Resources has been completed under the oversight and review of the following New Gold employees, all of whom are "Qualified Persons" as defined by NI 43-101.

Mineral Reserves	Mineral Resources
Rainy River	
Open Pit	
Mr. Jason Chiasson, P.Eng Chief Open Pit Engineer, Rainy River Mine	Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Jason Chiasson, P.Eng Chief Open Pit Engineer, Rainy River Mine
Underground	
Mr. Alexander Alousis, P.Eng Manager, Underground Mine, Rainy River Mine	Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Alexander Alousis, P.Eng Manager, Underground Mine, Rainy River Mine
New Afton	
Mr. Joshua Parsons, P.Eng Principal Mine Engineer, New Afton Mine	Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Joshua Parsons, P.Eng Principal Mine Engineer, New Afton Mine

19 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD

newgold

MINERAL PROPERTIES

RAINY RIVER MINE, CANADA

Project Description, Location, Access and Other Information

The Rainy River Mine is located in the southern half of Richardson Township, approximately 50 kilometres northwest of Fort Frances in northwestern Ontario, Canada. Regional population centres Kenora and Thunder Bay lie 162 kilometres to the north and 418 kilometres to the east, respectively. Access to the mine area is via secondary all-weather roads branching off Trans-Canada Highway 11/71. An east-west rail line is located 21 kilometres to the south, populated by a number of small towns and villages. Temperature extremes generally range from 35 degrees Celsius to minus 40 degrees Celsius. Annual precipitation averages approximately 60 centimetres rainfall and 150 centimetres snowfall. Mining activities are conducted year-round.

Terrain in the vicinity of the Rainy River Mine is dominated by a distinct northwest to southeast divide known as the Rainy Lake-Lake of the Woods Moraine. Topography is relatively gentle, with relief ranging from zero southwest of the divide to up to 90 metres northeast of the divide. In areas of low relief, bedrock typically is overlain by glacial till, thick silts and clays and, in poorly drained areas, by thick peat.

The Rainy River Mine land package comprises a portfolio of 217 patented mining rights, surface rights, and Crown Lease properties. This includes 122 individual properties within the mine area, where New Gold holds both surface and mineral rights, covering approximately 6,141 hectares. The infrastructure lands account for 2,800 ha, with six hectares overlapping the project lands. Additionally, the regional lands cover an area of 3,698 ha. New Gold also maintains 1,157 unpatented mining claims, all of which are currently in good standing. In total, New Gold's land holdings span approximately 34,681 ha.

All mineral tenures are held in the name of New Gold. A portion of the Rainy River Mine land package is covered by either a 2% NSR royalty or a 10% net profits interest royalty. In addition, New Gold has agreed to financial participation in the Rainy River Mine in the form of royalties in favour of certain First Nations.

In July 2015, New Gold entered into a $175 million streaming agreement with Royal Gold A.G. a wholly owned subsidiary of Royal Gold Inc. ("**Royal Gold**") in which Royal Gold agreed to provide New Gold with an upfront deposit of $175 million, which was used for the development of the Rainy River Mine, in return for: (i) 6.5% of the Rainy River Mine's gold production up to a total of 230,000 ounces of gold, and 3.25% of the Rainy River Mine's gold production thereafter; and (ii) 60% of the Rainy River Mine's silver production up to a total of 3.1 million ounces of silver, and 30% of the Rainy River Mine's silver production thereafter. In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream.

History

Exploration in the general area of the Rainy River Mine began in 1967. Various companies and government organizations were active on and around the property area from 1967 to 1989. Nuinsco Resources Limited ("**Nuinsco**") acquired the property and initiated its exploration of the area in 1990. During the period 1993 through 2004, Nuinsco engaged in geologic mapping, geochemical grid sampling, magnetic and IP geophysical surveys and Landsat remote sensing studies. Additionally, Nuinsco completed 597 reverse circulation holes and 217 diamond drill holes (49,515 metres) during the period. The program resulted in the discovery of three significant zones of gold mineralization (the 17, 34 and 433 Zones). Nuinsco drilled a final eight diamond drill holes (1,549 metres) in 2004 to test the depth continuity of the 34 Zone.

20 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD

21 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Rainy River Resources Limited (“RRRL”) acquired a 100% interest in the Rainy River Mine from Nuinsco in June 2005. RRRL re-logged portions of historical core, established a geographic information system (“GIS”) database, conducted petrographical studies, and carried out airborne and ground-based geophysical surveys. During the period 2005 through 2007, RRRL drilled more than 100 reverse circulation holes and 209 diamond drill holes (95,340 metres). Additional diamond drilling by RRRL from 2008 through February 2011 totaled 449 diamond drill holes (239,329 metres) and 375 diamond drill holes (181,682 metres) drilled from March to December 2011. RRRL published a Feasibility Study for the Rainy River Mine in May 2013 based on 1,435 diamond drill holes (662,849 metres) representing drill results through June 10, 2012. RRRL drilled an additional 225 diamond drill holes (77,969 metres) between August 2012 and June 2013, focusing on the Intrepid Zone situated one kilometre east of the proposed open pit. By June 2013, a number of significant gold mineralized zones had been defined over a 3.5-kilometre strike length. New Gold acquired the Rainy River Mine through its purchase of RRRL in 2013. New Gold completed an updated Feasibility Study in January 2014 incorporating the previous exploration results. In 2015, New Gold acquired Bayfield Ventures Ltd. (“Bayfield”), which held a 100% interest in six patented mining rights claims and six unpatented claims totaling approximately 11 square kilometres adjacent to the Rainy River Mine. The Rainy River Mine commenced open pit stripping activities in 2016, with ore processing commencing in September 2017 and commercial production in mid-October 2017. Underground development started in June 2021, with first underground ore processed in September 2022. Geological Setting, Mineralization and Deposit Types The Rainy River Mine is located within the 2.7 billion years old Neoarchean Rainy River Greenstone Belt, which forms part of the Wabigoon Subprovince of the Superior Province. The Wabigoon Subprovince is a 900 km long, east-west trending lenticular volcano-plutonic terrane located in the west part of the Superior Province and subdivided into two domains, the Eastern Wabigoon and the Western Wabigoon domains. The Rainy River Mine occurs within the Western Wabigoon Domain. The Western Wabigoon Domain consists mainly of mafic volcanic rocks emplaced between 2.74 and 2.72 billion years. They are tholeiitic and calc-alkalic in composition and are interpreted to represent oceanic crust and volcanic arc sequences, respectively. These rocks were intruded by 2.74 to 2.66 billion-year-old plutonic rocks. Regional metamorphic grade of Archean rocks is typically greenschist to lower-middle amphibolite facies, although upper amphibolite facies mineral assemblages locally occur adjacent to batholiths. The Rainy River land package covers a 50 km-long segment of the 70 km long Rainy River Greenstone Belt. The geology of the property is dominated by tholeiitic mafic volcanic rocks cored by a younger sequence of calc-alkaline felsic volcaniclastic rocks (which hosts the Rainy River deposits) and their intrusive equivalents. Later post-mineral granitic intrusions also occur and intrude both the mafic and felsic rocks. A sequence of metasedimentary rocks bounds the volcanic rocks to the south of the property. The Rainy River Mine is interpreted to be a gold-silver rich volcanogenic massive sulphide deposit with a primary synvolcanic source and a secondary syn-tectonic mineralization event that deformed and enriched primary mineralization. The initial stage of mineralization at the Rainy River Mine has been interpreted as coeval deposition of base metal and gold mineralization. Subsequently, the deposit experienced protracted deformation associated with northeast-southwest compression, later transitioning to northwest-southeast transpression, resulting in the deformation and transposition of mineralization along steep southeast plunges. These mineralizing and deformation events account for most of the current geometry and distribution of mineralization at the Rainy River deposit. 22 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD The Rainy River deposit comprises multiple distinct zones of mineralization and alteration that are grouped into Main Zone, Intrepid Zone and Other Zones. The Main Zone comprises the ODM, 17 Zone, 433 Zone, HS, Cap, and NW Trend, and constitutes the bulk of the deposit. Main Zone mineralization is typically associated with pyrite stringers and disseminations, and with alteration varying from sericite-dominant (ODM, 17, NW Trend) to chlorite-dominant (433, HS, Cap). The main sulphides associated with gold and silver mineralization include pyrite and sphalerite with local occurrences of chalcopyrite and galena. The Intrepid Zone is located approximately 800 m east of the eastern extension of the Main Zone. Typical Intrepid gold mineralization occurs as sulphide bands, stockwork, and disseminations, with high-grade gold and silver mineralization associated with deformed quartz-pyrite veinlets that overprint other mineralization styles. Iron-poor sphalerite stringers are commonly associated with the high-grade gold mineralization. The other zones encompass minor mineralized domains located outside the Main and Intrepid zones which may or may not be related to VMS-style mineralization. Exploration and Drilling Exploration targeting and drilling undertaken in the area of the Rainy River Mine prior to New Gold’s acquisition of the property through its acquisition of RRRL are summarized in the section entitled “History”. Drilling activities on the Rainy River property have evolved significantly over the past three decades, reflecting advancements in exploration techniques and resource definition strategies. A total of 2,662 diamond drill holes, totaling 1,019,629 meters of combined surface and underground drilling, have been completed on the Rainy River property between 1994 and 2024. Since 2023, reverse circulation (RC) drilling was introduced as part of the exploration and resource definition programs. From 2005 to 2024, diamond drill core was conducted using NQ diamond drill core (97%), with HQ (2.75%) and PQ (0.25%). Since New Gold ownership in 2013, a total of 178,707 m has been drilled in 736 exploration drill holes, inclusive of the 9,234 m of surface RC drilling and 37,628 m of underground delineation drilling. The results of this drilling in combination with the historic drilling described above provide the basis for the current Mineral Resource and Mineral Reserve estimates. From December 2020 to February 2022, New Gold completed a reconnaissance drilling program on the north portion of the Company’s holdings in an area defined as the NE Trend to explore for shear-hosted gold mineralization within an interpreted ~15 km long north–northeast-trending structural corridor. A total of 7,907 m in 26 diamond drill holes were completed. Drilling identified some encouraging geological features and local anomalous gold, evaluation is ongoing and follow-up may be warranted. These results are regional and not included in the resource database. Sampling, Analysis and Data Verification There are no records describing the sampling and analytical methods used by Nuinsco during its drilling programs. Mineralized sections of core were re-sampled and analyzed by RRRL to incorporate into the drill database. Sampling and analysis of drill core has been conducted via industry best practices under New Gold, RRRL and Bayfield drilling programs. Sampling was typically conducted at nominal 1.5 metre intervals, though Bayfield sampling intervals vary from 0.5 to 1.5 metres in length. Core was sawn and half placed in sample bags for laboratory analysis. Certified reference standards, blanks and duplicates were systematically inserted into the sample batches to be shipped to the lab. Samples were collected on site by a Fort Frances shipping company and delivered directly to the laboratory. RRRL used two principal accredited laboratories for analyses: ALS Vancouver, British Columbia from 2005 to 2006 and from 2011 to 2014; and Accurassay Laboratories in Thunder Bay, Ontario from 2006 to 2011. Bayfield’s drill core was analyzed by Activation Laboratories, an accredited laboratory located in Thunder Bay, Ontario. New Gold used ALS for the 23 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD analysis of its exploration and resource delineation drilling at the Rainy River Mine until 2018 and from 2019 Activation Laboratories, located in Ancaster, Ontario for the analysis of its exploration drilling. Since the start of commercial production in late 2017, analyses of grade control samples for the open pit (and future underground) mine have been done by an onsite analytical laboratory. All of these laboratories use standard industry analytical procedures: fire assay procedures for precious metal analyses; aqua regia digestion and atomic absorption spectrometry for metal analyses; and ICP and graphite furnace analyses for calcium, sulfur and other elements required for waste rock characterization. Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements. Additionally, the Company employs a separate set of best practice QA/QC protocols for all of its exploration and resource definition sampling programs. These protocols involve a combination of routine checks and duplicate analyses on a minimum of 25 percent of the total number of samples analyzed to assure acceptable levels of sampling accuracy and precision are maintained. Data verification includes site visits to inspect procedures, QA/QC data validation and examination of database accuracy. The results of data verification as well as 2021 mine production and reconciliation data indicate the data collected for Mineral Resource definition at the Rainy River Mine adequately reflect deposit dimensions, style and true widths of mineralization; adequately support the geological interpretations; and are of sufficient analytical and database quality for use in Mineral Resource estimation. Mineral Processing and Metallurgical Testing Initial metallurgical testwork programs were carried out from 2008 to 2011 to support the 2012 Preliminary Economic Analysis. Tests included mineralogy, comminution, gravity separation, flotation, cyanide leaching of flotation concentrates, and whole-ore cyanide leaching. Further metallurgical testing was performed from 2011 to 2012 on composites taken from zones within the open pit, and from 2012 to 2013 on composites from the Intrepid underground zone. The results supported the 2014 Feasibility Study. The selected flowsheet for the Feasibility Study was based on gravity separation followed by whole-ore leaching. In April 2019, the Rainy River Mine process plant was audited, using comminution data to develop a JKSimMet model for forecasting throughput and simulating circuit configurations. Regression formulas were also created to predict gold recovery based on actual plant data. A 2019 test assessed the Rainy River Mine acid wash circuit’s effectiveness in removing calcium from fouled carbon. Carbon activity tests showed no significant difference between pre-acid washed and post-acid samples, leading the Rainy River Mine to discontinue acid washing, eliminating acid costs and reducing carbon attrition. In 2021, a carbon in pulp modelling study was conducted to optimize the circuit. Results showed low barren solution losses and suggested that increasing carbon concentration or advance rate could further reduce soluble gold losses. A second audit of the Rainy River Mine grinding circuit was conducted in 2023, assessing the semi-autogenous ball-milling- crushing circuit and identifying performance improvements. To improve grinding efficiency it was recommended, the SAG discharge screen aperture should be reduced to limit the top-size material reporting to the ball mill. Additionally, decreasing the ball mill media size and increasing the steel charge will enhance performance. Adjustments to SAG mill control, including increasing the rock load and optimizing mill speed ramp-up, will further improve throughput. Lastly, minimizing water at the ball mill feed to maintain a discharge density of around 78% will help maximize grinding efficiency. 24 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Based on testwork results, grade-recovery-grind size predictive formulas were developed to forecast copper and gold recoveries for the Rainy River life of mine and financial models. Infrastructure, Permitting and Compliance Activities The Rainy River Mine is in operation and has all the required infrastructure to support the operation. The mine site access and onsite roads make use of existing roads and easements, which are upgraded and extended as required. The main entrance to the site is via Korpi Road and Roen Road from Highway 71. A network of roads connects the open pit and underground mines with the processing plant, tailings management area (“TMA”), and other site infrastructure. Haul roads connect the open pit mine to waste and ore stockpiles, the primary crusher pad, mine facilities, and to the TMA. Surface infrastructure supporting the Rainy River Mine operation includes: a processing facility for ore treatment and gold recovery with water circulation for process water recycling. The site contains truck shops, a truck wash, fuel storage, explosives storage, a warehouse, security and medical facilities, and administration buildings for both surface and underground operations. Bottled potable water is supplied to the site by a local vendor. Mine dry facilities and a mill dry and office building support operational staff. The assay lab processes samples for metal analysis, and a camp facility that busses staff to and from site provides accommodations and amenities for workers. A ceremonial roundhouse has been built and serves as a gathering space for Indigenous traditions. The total power connected for the project is estimated to be 57 MW. Electricity is supplied by a 16.7 km long, 230 kV power line from the Hydro One power line currently connecting Fort Frances and Kenora. The main 230 kV to 13.8 kV substation is located to the northeast of the concentrator building. Two main 230 kV to 13.8 kV, 42/56/70 MVA transformers are used for combined power of 100 MVA. This provides capacity for future expansion and mitigates the risk of downtime due to transformer failure. A 15 kV gas insulated switchgear, complete with electrical protection devices, is included. Electricity for the underground mine is provided by a 13.8 kV line routed from the main substation by an overhead power line to the mine portal. A separate 13.8 kV line is routed within the Fresh Air Raise to supply power to underground Main. Two emergency generators connect to the main substation bus, each generating 600 V, which is then transformed to 13.8 kV. The TMA is located northwest of the open pit. The TMA is contained by several dams, including the TMA North Dam, TMA West Dam (comprising Dam 4 and Dam 5), and TMA South Dam. Additionally, the Water Management Pond (“WMP”), which is part of the water treatment system, is bordered by WMP Dam 1, WMP Dam 2, WMP Dam 3, and WMP Dam 4. The stability of the TMA is continually evaluated through limit equilibrium modelling and instrumentation data to optimize buttressing requirements. The successful construction and operation of the site have been supported by ongoing improvements in monitoring and reporting systems, regular field investigations, numerical modelling of both typical and challenging conditions, and open communication between New Gold and the Engineer of Record. In 2012, RRRL (prior to its acquisition by New Gold), and six Rainy River-area First Nations entered into a Participation Agreement with respect to the development and operation of the Rainy River Mine. The Participation Agreement identifies key project milestones to be met through cooperation and consultation with the First Nations. In 2014, the Company concluded an Impacts and Benefits Agreement with Naicatchewenin First Nation and Rainy River First Nations embracing commitments to environmental and sustainable development and ensuring that First Nation communities and members benefit from opportunities resulting from the Rainy River Mine in their traditional territory. The Company also concluded Participation Agreements with the Métis Nation of Ontario in 2014, the Big Grassy River First Nation in 2015, the Naotkamegwanning First Nation, Ojibways of Onigaming First Nation and the Anishinaabeg of Naongashing First Nation in 2017 and the Animakee Wa Zhing 37 First Nation in 2018. The Participation Agreements provide the consent of the First

25 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Nations to the Rainy River Mine, as well as benefits for each of these communities from the Rainy River Mine. New Gold has ongoing dialogue with local communities and various First Nations in the area surrounding the Rainy River Mine. New Gold is dedicated to adhering to all necessary permits, licences, authorizations, approvals, and assessments to prevent and/or minimize environmental impacts related to activities at the Rainy River Mine. The mine has obtained all required permits and authorizations for the construction of major infrastructure and ongoing operations. The Rainy River Mine submitted an amendment to the Closure Plan to the Ontario Ministry of Mines (“MINES”) in December, 2024, with an estimated cost of closure of $154 million. The current finance assurance obligation, based on disturbances as of December 31, 2024, is $136.3 million. As of December 31, 2024, C$131.6 million has been posted in respect of bonding pursuant to the closure plan. The reclamation and closure cost obligation for the Rainy River Mine as at December 31, 2024 was estimated to be $85.0 million. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 13 of the Company’s audited consolidated financial statements for the year ended December 31, 2024. An updated closure plan was last approved and filed by MINES on September 14th, 2020. Mineral Reserve and Mineral Resource Estimates The Rainy River Mine Mineral Reserves and Mineral Resources, effective December 31, 2024, are summarized in the tables that follow the “Summary of Mineral Reserves and Mineral Resources” on page 16. The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Rainy River Mine Mineral Reserves and Mineral Resources fully support these estimates. Mining Operations The Rainy River Mine consists of an open pit mine, subdivided into multiple mining phases, and an underground mine which feed a single processing plant. From the commencement of processing in September 2017 until the second half of 2022, mill feed was solely from the open pit. Starting in 2022, the underground mine has provided supplementary higher grade mill feed. Lower grade ore from the open pit is primarily stockpiled on surface for future processing. Mining Methods The Rainy River Mine employs open-pit and underground mining methods, these are divided into multiple phases and zones. The open-pit mine is divided into phases, of which Phase 4 is currently in operation and Phase 5 is a planned pushback to the west of Phase 4. The underground mine is divided into mining zones, of which the Intrepid zone is currently in production. The ODM Main, ODM East, ODM West, ODM Lower, 433, 17 East and Cap zones, are located beneath the open-pit and are collectively referred to as Underground Main. Development from Intrepid to Underground Main commenced in 2023 and stope production from Underground Main is scheduled to begin in 2025. Open Pit Open-pit mining uses a conventional truck-and-shovel mining method. After the removal of overburden, rock is mined in a series of horizontal benches accessed by haulage ramps. The mining sequence involves drilling, blasting, loading and hauling. Surface mined ore is hauled either directly to the primary crusher, to the run-of-mine pad, or to one of several ore stockpiles on surface, depending on ore type and grade. Waste rock is hauled to either the west mine rock stockpile (“WMRS”), east mine rock stockpile (“EMRS”), or the in-pit mine rock stockpile, depending on the haulage distance and whether the rock is classified as non-acid generating (“NAG”) or potentially acid generating (“PAG”). Mine waste rock is also used for construction of the TMA raises. 26 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Open-pit benches are accessed via haulage ramps, which facilitate movement of ore and waste to the surface using 220- tonne capacity mine haul trucks. Access ramps are designed at a nominal width of 33 m and a maximum gradient of 10%, except for the lower benches, where ramp widths were reduced to accommodate one-way traffic (20 m wide) and a gradient of 12%. Additionally, a backfill ramp is currently being constructed in the depleted North Lobe of the pit using waste rock from Phase 4. This backfill ramp will provide a second access and haulage route out of the pit. Phase 5 of the open pit will utilize preexisting access from the current Phase 4 design. Pit design parameters are based on a slope stability assessment and design update conducted in December 2021. Performance has been monitored annually. Phase 5 geotechnical design parameters are based on an extension of the 2021 litho-structural domains conducted by New Gold and informed by additional rock mass data gathered from the excavated Phase 4 rock slopes. This dataset includes digital and visual mapping of exposed pit walls and oriented drillhole data. Production drilling on surface is carried out by a fleet of diesel-powered blasthole drill units. The drills are primarily used for presplit drilling of pit walls and for pioneering on overburden-bedrock contact. Blasting activities are carried out by the explosives supplier. Primary loading activities are performed using a fleet of large diesel-powered hydraulic excavators in a front-shovel configuration accompanied by a large front-end loader. In addition to the primary equipment fleet, a fleet of support equipment is available for miscellaneous activities and jobs at the mine site. This miscellaneous fleet consists of small maintenance equipment, front end loaders, trucks, crew buses, lighting plants, compactors, and other equipment. Surface mine equipment requirements were developed from the life of mine production schedule. Equipment availability, utilization, and productivity assumptions are based on historical operating parameters. Haul truck productivity is also dependent on haulage distances. Required production hours were calculated for all primary equipment and support equipment. Based on 2024 Mineral Reserves, open-pit mining is scheduled to end in 2028, with the ex-pit mining rate decreasing each year. As such, no additional open-pit mining equipment is required. Underground The underground mine uses the modified Avoca mining method, a longitudinal long-hole open stoping method commonly used for ore bodies that are moderate to steeply dipping. The method has been successfully used at Intrepid and involves the development of drifts along the strike of the ore body at regular level intervals, followed by drilling and blasting of stopes between levels and mucking the broken ore from the lower level using load-haul-dumps (“LHD”s). After completion of ore extraction, stopes are filled from the access side of the stope using rockfill to provide support to the hanging wall and footwall. Typically, a portion of the rockfill is then mucked from the lower level to create a void prior to blasting the adjacent stope. Avoca mining is a relatively high-recovery, low-cost mining method as minimal pillars are required and cement is not required in the backfill. Underground ore handling as of December 2024, is hauled by articulated dump trucks up the Intrepid ramp and stockpiled near the Intrepid portal, from where it is hauled to the primary crusher using open-pit dump trucks. Development waste is mostly kept within the underground mine and used to backfill depleted stopes. Emergency egress is provided through a system of ladderways to surface. From 2025 onwards, after connection of the pit portal ramp from top and bottom, ore will primarily be hauled out the pit portal and stockpiled in the pit. Open-pit haul trucks will then haul the underground ore up the pit ramp to surface. The connection of the pit portal ramp will reduce the underground haulage distances, improve ventilation, and provide an additional means of egress from the underground mine. Underground operations are accessed by ramp from two portals on surface, the Intrepid portal located near the underground offices, and the pit portal located on the 140 bench in the eastern wall of the open-pit to access the Main 27 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Zone. A future third portal is planned for the western side of the underground mine. All underground mining zones will be connected by ramp with profile dimensions of 5.5 m wide × 5.75 m high. Development tunnels underground are designed to accommodate the size of the largest equipment utilizing the heading. Remucks are utilized to maintain development efficiency and positioned every 150 m along declines and on level accesses. Sumps are positioned at 500 m intervals or as required. Electrical cutouts are located on each level access or positioned at 300 m spacing along declines and ramps to minimize the effects of voltage drop. Each level access will contain an escapeway access drive, escapeway raise, electrical cutouts (ESS), level access, remuck, level sump, vent raise access, and ventilation raise. Emergency egress is provided through a system of ladderways to surface. Given the continuous longitudinal mining sequence, the levels are mostly identical with some cases where lenses are present and additional ore drives splay off the main access. Current underground equipment is managed by the operating contractor. Required operational quantities for all major and critical equipment (jumbo, cable bolter, production drills, LHDs, trucks, etc.) were estimated during the Deswik planning process. Based on Mineral Reserves as at December 31, 2024, underground mining is scheduled to end in 2033. Recovery Methods The Rainy River Mine processing plant uses conventional crushing, grinding and recovery methods. The gyratory crusher reduces run-of-mine material to a P80 product size of approximately 120 mm and the crushed ore is conveyed to the coarse ore stockpile with a total capacity of 85 kt. Ore is drawn from the coarse ore stockpile by three apron feeders and delivered to the grinding circuit consisting of a SAG mill, ball mill and pebble crusher, for a target P80 product size of 75 μm. Gold and silver recovery is through gravity concentration, leaching and carbon-in-pulp circuits. A gold-silver doré is produced on site. Detoxified tailings are pumped to the Rainy River Mine TMA. In 2024, the Rainy River Mine processed 8,990,149 tonnes with average metallurgical recoveries of 92% gold and 61% silver. Capital and Operating Costs In 2024, cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold at the Rainy River Mine averaged $1,141 and $1,524, respectively, and operating expense per gold ounce of $1,205. Sustaining capital in 2024 totaled $78.3 million, primarily related to capitalized waste stripping and the tailings dam raise, and growth capital totaled $52.8 million, primarily related to underground development. Below is a summary of expected capital expenditures and expected all-in sustaining costs at the Rainy River Mine for 2025, 2026 and 2027 based on the guidance announced on February 12, 2025. Sustaining capital in 2025 is primarily related to open pit waste stripping, tailings dam raises and underground development. Growth capital over the next three years is primarily related to underground development and infrastructure. All-in sustaining costs, cash costs per gold ounce sold, sustaining capital and growth capital are non-GAAP measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. See “Non- GAAP Measures” on page 6. 28 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Production, Operational and Capital Estimates 2025 Guidance Midpoints Gold produced (ounces) 280,000 Operating expenses ($M) 279 Sustaining capital ($M)(1)(2) 95 Growth capital ($M)(1)(2) 73 (1) "Sustaining capital” and “growth capital” are all non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For more information about why these measures are used by the Company, how they provide useful information to investors, and an explanation of the composition of each measure, please see the “Non-GAAP Financial Performance Measures” section starting on page 32 of the Company’s 2024 MD&A, which is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). (2) Based on the Company’s 2025 estimated capital expenditures. Sustaining capital excludes expenditures related to growth-related initiatives. Growth capital excludes sustaining capital. Development and Exploration 2024 was a successful year for exploration in and around the Rainy River Mine in its first major drilling campaign since 2017. As a result of near-surface drilling and higher metal price assumptions, open-pit constrained gold Mineral Resources increased by more than 500% to 734 koz of Indicated and 42 koz of Inferred Mineral Resources. Underground drilling successfully replaced Mineral Reserves depletion from underground mining and expanded resource envelopes along strike and at depth. The near-mine and property-scale targets have potential to expand known Mineral Resources and add Mineral Reserves for both the open pit and underground. Further extension of open pit mining has the potential to defer reclaim of the low- grade stockpile and improve the long-term gold production profile, while building underground inventory could provide additional mining flexibility and maximize opportunities for higher-grade zones. Proposed drilling for 2025 totals 58,000 m and include 22,000 m for open pit extension, 5,000 m to explore for new targets, and 31,000 m for underground expansion. The significant increase in open-pit Mineral Resources in 2024 presents an opportunity to further extend open-pit mine life. Pit optimization results conducted as part of the Mineral Reserves estimation process indicate the potential for further pushbacks to the main pit and additional satellite pits that are not included in 2024 Mineral Reserves, using a gold price assumption of $1,650/oz. Technical studies could be conducted with the objective of converting a portion of open-pit Mineral Resources to Mineral Reserves. Areas of evaluation include geotechnical analysis of pit slopes, waste storage and tailings storage options analysis, cut-off grade and stockpiling strategy optimization, permitting requirements, and financial evaluation. Several opportunities have been identified to optimize the underground mine design to increase underground Mineral Reserves, reduce waste development metres, or increase the underground production rate. These opportunities will be further evaluated, including mining method option analysis to assess transverse stoping methods for wider zones and selected use of cemented rockfill. NEW AFTON MINE, CANADA Project Description, Location, Access and Other Information The New Afton Mine is located approximately 350 kilometres northeast of Vancouver in the south-central interior of British Columbia. The property is 10 kilometres from the regional hub of Kamloops and is readily accessible year-round by paved road. The Kamloops area is located in the rain shadow of the British Columbia Coast Mountains and is characterized by a

29 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD semi-arid climate. Precipitation is relatively modest, averaging approximately 257 mm annually (of which 175 mm is rainfall), with light winter snow and infrequent rain in the spring and fall. The area has warm summers, when temperatures can reach 38°C, and cool winters, during which temperatures tend to hover around the freezing mark but can drop as low as -29°C for short periods. The mine operates year-round. The New Afton Mine occupies the site of the historic Afton open pit mine and includes an underground mine, processing plant and other surface infrastructure. The Company’s holdings in the area comprise the Afton group of claims and the Ajax group of claims. The New Afton Mine lies within the Afton group. The Afton group consists of a 902-hectare mining lease issued by the Ministry of Energy, Mines and Low Carbon Innovation (formerly the Ministry of Energy, Mines and Petroleum Resources) on November 29, 2006 (“Afton Mining Lease”) and 80 mineral claims totaling 18,409 hectares. The Company also holds surface rights on approximately 2,300 hectares surrounding the New Afton Mine. The Company’s claims have different expiration dates. Sufficient surface rights have been obtained for current operations at the property. Ontario Teachers’ holds a 19.9% free cash flow interest in the New Afton Mine. See “General Development of the Business – Developments – Mines and Projects – New Afton Mine” on page 11. History The first significant mining-related activity in the Afton area commenced in 1970, when Afton Mines discovered the Afton deposit. Teck Corporation and Iso Mines Ltd. acquired the Afton property in 1973 and initiated engineering and metallurgical studies. Commercial production commenced at the Afton open-pit mine in late 1977. Mining took place at the Afton, Crescent, Pothook, and Ajax pits. The mine processed approximately 23.0 million tonnes (Mt) of ore from 1977 to 1997 at average grades of 0.85% Cu and 0.52 g/t Au. In 1999, New Gold acquired an option on the property, staked additional claims, and in 2000 began a concerted exploration program to test the potential for additional mineralization extending beyond the Afton open pit. This work resulted in the successful delineation of the New Afton underground Mineral Resource. From late-2004 to September 2005, an exploration decline was developed from the south wall of the Afton pit to provide access for infill drilling, exploration drilling, and bulk sampling of the deposit. From 2005 to 2007, a Feasibility Study was completed for a block cave mine (including East Cave, West Cave, and B3 Cave) and a conventional grinding-flotation mill operation. New Gold approved the project and commenced underground development in 2007. From 2012 to 2024, the New Afton Mine produced 880 million pounds of copper, 953 kilo-ounces (koz) of gold, and 2.9 million ounces of silver. Geological Setting, Mineralization and Deposit Types The New Afton Mine is hosted in allochthonous rocks of the Quesnel Terrane, a Cordilleran volcanic and magmatic island- arc assemblage that was accreted onto the continental margin of North America during the Late Triassic to Early Jurassic periods. Major regional deformation events include Early to Middle Jurassic thrusting and folding during docking, post- accretion episodic compressional events until the Cretaceous, and extensional deformation that resulted in the deposition of overlap sedimentary and volcanic assemblages during the Tertiary. 30 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD The New Afton deposit, and its associated hydrothermal systems, occurs where the Late Triassic to Early Jurassic mafic to intermediate volcanic and volcaniclastic rocks of the Nicola Group are in contact with the multi-phase Late Triassic to Early Jurassic alkaline intrusions of the Iron Mask Batholith. Post-accretion Early to Middle Eocene sedimentary and volcanic rocks of the Kamloops Group unconformably overlie the island-arc assemblages. Regional-scale fault zones are interpreted as principal controls for the intrusion of the batholithic rocks and emplacement of mineralization. The Iron Mask Batholith is interpreted to be the causative intrusion for copper-gold porphyry mineralization and epithermal gold mineralization in the district. It is subdivided into four main phases: the Pothook diorite, Pothook Hybrid, Cherry Creek monzonite and Sugarloaf diorite. It also includes dykes that are spatially associated with structural zones developed along the margins of intrusions which are interpreted to control the intrusive and hydrothermal history of the area. The New Afton deposit is classified as a silica-saturated alkalic copper-gold porphyry deposit. Copper-gold alkalic porphyry mineralization results from late-stage hydrothermal activity driven by remnant heat from the porphyry intrusion. Thermal gradients within these systems give rise to broadly concentric, although often complexly intermingled, zones of alteration and mineralization. At the New Afton Mine, copper-gold mineralization typically occurs as east-west subvertical tabular zones of disseminations, stringers, and fracture-filling sulphides within rocks of the volcanic Nicola Group and the diorite. The deposit consists of three principal zones. First, the Main zone, located on the western edge of the Pothook diorite is subdivided into Lift 1 East, Lift 1 West (both mined out), B3, C-Zone, and D-Zone mining zones (mining is currently focused on the B3 and C-Zone). Second, the HW zones are smaller satellite zones located along the southern margin of the Pothook diorite. Third, the Eastern zones include two separate areas located on the northern margin of the Pothook diorite: East Extension and K-Zone. East Extension is currently in the mine planning phase. Mineralization is subdivided into three types: hypogene (either chalcopyrite- or bornite-dominant), secondary hypogene (sometimes referred to as mesogene) (overprint of tennantite-enargite + tetrahedrite and bornite + chalcocite rims), and supergene (native copper and chalcocite). The alteration paragenesis comprises a complex sequence of potassic to calc-potassic and propylitic alteration, in turn overprinted by fault-controlled phyllic assemblages, followed by localized argillic alteration. Copper-gold mineralization is directly related to biotite-dominant potassic/calc-potassic alteration in the central core of the system. Alteration assemblages are categorized and modelled into six principal alteration domains: calcic, biotite-dominant potassic/calc- potassic, potassium (K)-feldspar-dominant potassic/calc-potassic, propylitic, phyllic, and argillic. Alkalic porphyry deposits like New Afton’s are contrasted with calc-alkalic types based on the size and chemical nature of the magmatic body, differences in rock chemistry, and styles of alteration and mineralization. Exploration and Drilling New Gold completed approximately 490 km of surface and underground drilling on the New Afton mining lease from 2000 to 2024. Of this, a total of 1,047 diamond drill holes with a cumulative length of 426,131 m were used for the Mineral Resource estimate. Since 2019, drilling has mainly been conducted underground and to a far lesser extent at surface. Most of the underground drilling was completed with HQ and NQ diamond drill core with a focus of increasing the confidence and resolution of the Mineral Resource. During this period, 162,010 m were drilled in 591 drill holes, focusing mainly on 31 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD characterizing underground resource targets at East Extension, HW, and D-Zone. Underground preliminary exploration drilling targeted AI-targets and K-Zone, while surface exploration drilling focused on near-mine targets on the mining lease. Sampling, Analysis and Data Verification Sampling protocols have remained generally consistent among the different drill campaigns with a few incremental improvements over time. Sampling intervals have averaged two metres in all campaigns since 2003. Routine insertion of blanks and standards into the sample stream has been conducted since 2005. Drilling protocols in place at the New Afton Mine meet or exceed common industry standards. Sample preparation, which involves drying, crushing and pulverizing rock to produce a pulp sample sufficient for analysis, has been conducted according to accepted industry practice. Analytical work prior to July 2012 was conducted by ALS Global of Kamloops, British Columbia (formerly EcoTech Laboratories Ltd.). Since July 2012, sample preparation and analyses have been performed by Activation Labs of Kamloops, British Columbia. Analytical procedures for samples collected during the 2000-2003 drilling programs included conventional fire assay with an AA or ICP finish for gold and palladium, and AA for copper and silver. During 2005 and all subsequent drilling programs, copper and silver assays were determined using standard acid digestion followed by an AA finish. Gold and palladium were determined using fire assay followed by an AA finish. Each laboratory employs an internal QA/QC program in accordance with its accreditation requirements. Additionally, the Company employs a separate set of best practice QA/QC protocols for all of its exploration and resource definition sampling programs. These protocols involve a combination of routine checks and duplicate analyses on a minimum of 25 percent of the total number of samples analyzed to assure acceptable levels of sampling accuracy and precision are maintained. Sampling and analytical protocols are considered to have been appropriate and consistent with common industry practice, data quality is adequate for resource estimation, and protocols for data acquisition and management are reasonable. The results of data verification as well as 2024 mine production and reconciliation data indicate the data collected for Mineral Resource definition at the New Afton Mine adequately reflect deposit dimensions, style, and true widths of mineralization. Mineral Processing and Metallurgical Testing Initial metallurgical testing was performed in 2008 and 2009 to evaluate the mineralogy of the deposit and contribute to the design of the New Afton Mine’s processing plant and tailings facility. Several studies and tests were performed as part of the testing program; these included mineralogical studies, modal analyses, grinding tests, flotation tests, gravity tests, variability tests, and dewatering tests. It was determined that conventional crushing, grinding, and concentration processes were appropriate given the mineralogy of the deposit. Since the New Afton Mine commenced production in 2012, additional metallurgical testwork has been completed to support the evaluation of C-Zone, East Extension, and D-Zone. In 2014, metallurgical testing was carried out to determine the amenability of C-Zone mineralization to the processing flowsheet. The objectives of the laboratory testwork were to assess the chemical and mineralogical characteristics, comminution performance, and metallurgical performance of C-Zone mineralization. Similar testwork was completed for East Extension and D-Zone in 2022 and 2024, respectively. Results of the testwork indicated that C-Zone, East extension, and D-Zone mineralization is amenable to processing using the current flowsheet. Further testwork was completed in 2023 and 2024 to evaluate alternative flotation technologies for use in the cleaner flotation circuit with the objective of improving cleaner recoveries at a given rougher flotation mass pull. Six flotation technologies from four different vendors were evaluated in the first phase which compared potential layouts, costs and estimated metallurgical performance. Two of these flotation technologies were selected for pilot testing at the 32 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD concentrator. Based on the results of this testwork, layout considerations and its extensive use in similar applications, the Glencore Jameson cell was chosen for the cleaner upgrade project, replacing the third cleaner Outotec tank cells. Based on testwork results, grade-recovery-grind size predictive formulas were developed to forecast copper and gold recoveries for the New Afton Life of Mine and financial models. Infrastructure, Permitting and Compliance Activities The New Afton Mine is in operation and has all the required infrastructure to support the operation. The mine is immediately adjacent to Highway 1, approximately 10 km from the City of Kamloops. A paved road staffed with a security gate connects the highway to the mine offices. A network of roads on the site service the various mine facilities. Surface infrastructure supporting the New Afton Mine operation includes: a processing facility, a thickened and amended tailings (“TAT”) plant, maintenance workshops, warehouses, an assay lab, the integrated operations centre, mine dry buildings, offices, explosives magazines, a concrete batch plant, ventilation fans and heaters, and electrical and pumping facilities. Bottled potable water is supplied to the site by a local vendor. Fresh water pumped from Kamloops Lake is treated for use in sinks, showers and toilets, used in processing and in underground mine. Site septic waste is trucked to the Kamloops Sewage Treatment Center for disposal. Currently, BC Hydro supplies the mine with 49.5 MW of electrical power via a connection located between the Savona Substation and the Douglas Substation. This connection consists of a 138 kV overhead line terminal and approximately 1.1 km of 138 kV transmission line to the site’s substation. A BC Hydro transmission upgrade was completed in 2024 to increase the site demand capacity from 34.5 MW to 49.5 MW to support C-Zone production in addition to operation of the B3 block cave, the new TAT plant, water evaporators, and potential C-Zone fleet electrification. A new 40/53 MVA transformer and substation were installed at the mine in mid- 2024, twinning the existing site substation to accommodate the power demand increase. Power is supplied to the New Afton Mine via its connection to the BC Hydro grid through a substation located approximately one kilometre away. Water is supplied from Kamloops Lake through an approximate four-kilometre pipeline. Other infrastructure includes the processing plant, maintenance shop and warehouse, administrative offices, storage facilities and other support infrastructure. New Gold entered into a Cooperation Agreement with the Tk’emlúps te Secwépemc and the Skeetchestn Indian Band (collectively, the “SSN”) in October 2021 (the “Cooperation Agreement”) which replaced and supersedes the 2011 participation agreement with the SSN. It provides the SSN’s consent and support to the New Afton Mine and provides certain economic and social benefits to the SSN. The Cooperation Agreement provides a mechanism for SSN consent to the operations and development of the New Afton Mine and provides financial benefits and social investment to the SSN. On October 31, 2007, the Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) issued Mine Permit M-229 (the “Mine Permit”) approving the mining plan and reclamation program for the New Afton Mine, and on May 25, 2021, an amended version of the Mine Permit was issued enabling the mining of the B3 zone and Tailings Deposition into the historic Afton open pit. On October 6, 2022, an amended version of the Mine Permit was issued allowing for the mining of the C- Zone. As part of the process of amending the Mine Permit to enable mining of the C-Zone, an updated version of the Mine

33 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Reclamation and Closure Plan was submitted to EMLI, which increased New Gold’s Mine Permit obligation to maintain reclamation security of C$50.2 million. The reclamation and closure cost obligations for the New Afton Mine as of December 31, 2024 were estimated to be $34.4million. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 13 of the Company’s audited consolidated financial statements for the year ended December 31, 2024. The site is considered a zero discharge facility with regard to operational contact liquid effluents. All operational waste waters are deposited in the tailings facility and recycled to the processing plant with the exception of sewage which is hauled and treated offsite. The occurrence of surface subsidence at New Afton Mine, inherent in block caving, is performing within the anticipated extent and magnitude behavior. This is verified though numerical modeling, instrumentation monitoring, and external evaluation. A comprehensive network of in-situ and remote instrumentation has been installed to monitor surface and sub-surface mining-induced deformations. The extensive collection of subsidence data during Lift 1 production has facilitated a comprehensive understanding of the spatial and temporal progression of subsidence. This data has also been utilized for B3 and C-Zone numerical model calibration. The insights derived from this data have been used strategically to progressively expand the monitoring network for B3 and C-Zone. This strategic expansion and updated numerical model enhances New Afton Mine’s capacity to accurately track ground deformations allowing proactive measures to mitigate potential impacts, including safeguarding Mineral Reserves. Regular reviews of monitoring data occur every six weeks by the engineer of record (“EOR”) teams, with external assessments conducted quarterly. These evaluations ensure consistent adherence to the EOR-defined Qualitative Performance Objectives (“QPO”) for the site's tailings facilities. The C-Zone project includes three major activities related to tailings management: construction of the TAT plant, the stabilization of the Historic Afton Tailings Storage Facility (“HATSF”) and the stabilization of NATSF. Surface subsidence is modelled to progress in the direction of the HATSF, now closed, and the NATSF. A new TAT plant was constructed and non- flowable, thickened tailings is deposited into the Historic Afton Pit. The TAT project was successfully completed on time in late 2022 and, to date, performance is exceeding design density and strength targets. The Historic Afton Pit has sufficient in-pit tailings capacity to double the remaining mine life with minimal capital or permitting requirements. Stabilization of the HATSF and NATSF is achieved through lowering the phreatic surface, resulting in tailings consolidation and reduced pore water pressure. Tailings stabilization on the HATSF was completed in Q4 2022. Stabilization of the NATSF reached an important milestone in September 2023, with commissioning of the final dewatering wells. With all 29 wells now complete and operating, the piezometer network is showing that dewatering is trending within expectations to the target dewatering rate. Additionally, evaporators are employed to remove surface water from the NATSF. The overall NATSF stabilization project is on track for completion in the first half of 2026. Mineral Reserve and Mineral Resource Estimates The New Afton Mineral Reserves, effective December 31, 2024, are summarized in the tables that follow the “Summary of Mineral Reserves and Mineral Resources” on page 16. The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the New Afton Mineral Reserves and Mineral Resources fully support these estimates. Mining Operations The underground mine consists of four block caves: East Cave, West Cave, B3 Cave and C-Zone Cave. East Cave and West Cave, together referred to as Lift 1, with an extraction level approximately 600 metres below surface, were mined from 2011 to 2022 and are now depleted. The B3 cave extraction level is approximately 760 metres below surface and has been 34 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD in production since 2021. C-Zone cave, with an extraction level approximately 1,150 metres below surface, is in the production ramp-up phase, with commercial production having commenced in October 2024. Based on current B3 and C-Zone Mineral Reserves, the New Afton Mine has a mine life to 2031. The Company is currently evaluating several promising opportunities for mine life extension, with the potential to extend the mine life beyond that year. Mining Methods The New Afton underground mine consists of three zones, each at different stages of development: B3 is a fully operational block cave that has been in production since 2021; C-Zone is a block cave that transitioned from production ramp-up phase to commercial production in the fourth quarter of 2024; East Extension is planned as a long-hole stoping zone and is not yet in production. The East Cave and West Cave, together referred to as Lift 1, were mined from 2011 to 2022 and are now depleted. The block cave mining method involves development of a footprint at the base of the cave that includes an undercut level for initiating the cave and an extraction level from which ore is mucked from drawpoints for the duration of the cave. Block caving initially requires up-front capital investment in development and footprint construction; however, the subsequent production period requires minimal capital investment which is why block caving is considered the underground mining method with the lowest unit mining costs. Other benefits of block caving include high production rates and low environmental impacts. The mining plan for East Extension, located east of C-Zone, is to use a longitudinal long-hole stoping method. The method involves the development of drifts along the strike of the ore body at regular level intervals, followed by drilling and blasting of stopes between levels and mucking the broken ore from the lower level using LHDs. After completion of ore extraction, stopes are filled using a combination of rockfill and cemented rockfill. The underground mine is accessed by decline from a portal on surface located to the south of the processing plant. From surface to a depth of 650 m below surface, a single 5.5 m wide × 6.0 m high decline is used for both vehicle access and the conveyor, which is suspended from the back of the decline. From this elevation to the bottom of C-Zone at 1,150 m below surface, the mine has two declines: a 5.5 m wide × 5.8 m high access decline and a 5.5 m wide × 6.0 m high conveyor decline. The B3 block cave extraction level is approximately 160 m below the mined-out Lift 1 and 760 m below surface. The B3 footprint measures approximately 250 × 125 m for a footprint area of approximately 31,000 m2. The B3 extraction level is designed with four longitudinal strike drives and 111 drawpoints arranged in a straight-through (El Teniente-style) pattern. B3 has a total of 65 draw bells at a spacing of 16.5 × 27.0 m. Orepasses are located on the level’s east side. The C-Zone extraction level is located approximately 390 m below the B3 extraction level and 1,150 m below surface. The footprint of C-Zone is approximately 460 × 120 m for an area of approximately 55,000 m2 and includes a footwall access, conveyor decline, and five levels, listed from top to bottom: extraction level; undercut level; haulage level; ventilation level; and dewatering level. The extraction level has 17 transverse crosscuts, with 91 draw bells and a total of 177 drawpoints arranged in a herringbone layout with a draw bell spacing of 18.0 × 27.0 m. 35 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD East Extension is a new zone that was added to Mineral Reserves in 2024. Located 120 m east of the C-Zone block cave, and 150 m above the C-Zone extraction level, East Extension Mineral Reserves extend approximately 200 m vertically and 140 m along strike. The zone contains 114 stopes designed in three panels separated by sill pillars. Stoping is sequenced bottom-up within each panel and retreats east to the ramp access on each level. Development of the East Extension ramp is scheduled to commence in the second half of 2025 and ore production is planned to take place concurrently with production from the C-Zone block cave from 2026 to 2031. The New Afton Mine materials handling system consists of orepasses, underground crushers, a conveyor system to surface, and underground truck haulage. All ore and waste is transported to surface via the crushing and conveying system. The system consists of two gyratory crushers, located on the Lift 1 and C-Zone haulage levels. The two gyratory crushers can feed the conveyor system simultaneously by adjusting their respective apron feeder speeds at the bottom of the ore bins. The Lift 1 conveyor system consists of five conveyors and transfer stations to surface. The C-Zone conveyor system consists of four conveyors and transfer stations, tying into the Lift 1 conveyor system at its first transfer station. The underground mine has all the required mobile mining equipment to support current block cave production and C-Zone development. Mining activities are carried out by New Gold personnel and equipment, utilizing mining contractors where required, mostly to support C-Zone cave construction. The purchase of additional mining equipment is considered in the LOM plan to facilitate the C-Zone production ramp up and mining of the East Extension zone. Recovery Methods The processing flowsheet at the New Afton Mine consists of conventional crushing and grinding circuits, a flotation circuit and gravity circuit. Run-of-mine ore is crushed at the underground gyratory crusher and transported via conveyor belts to the crushed ore stockpile on surface. Ore is reclaimed from the stockpile using two apron feeders and transported to the grinding circuit, consisting of a SAG mill and ball mill. A mill expansion was completed in 2015 to add a tertiary stage of grinding and additional flotation cleaning capacity. This allowed throughput to increase to a peak average of 16,420 tpd in 2017. In 2019, gravity recovery capacity was added to the ball mill circuit and increased in each of the tertiary and regrind circuits. In the ball mill circuit, two inline pressure jigs (one rougher and one cleaner) were installed along with a magnetic separator for removal of magnetite and a portion of the hematite from the cleaner jig concentrate. With supergene ore being completed during the third quarter of 2022, the gravity circuit operation was adjusted in 2023 to focus on gold rather than native copper recovery. The concentrate from the flotation and gravity circuits produce the final copper concentrate for dewatering. In 2024, the New Afton Mine processed 4,186,530 tonnes with average metallurgical recoveries of 87% gold, 89% copper and 75% silver. The processing plant throughput is currently limited by mine production and, with C-Zone ramping up in the next few years, the New Afton Mine intends to take advantage of the existing processing capacity at the mill to process up to 16,000 tpd. Capital and Operating Costs In 2024, cash costs per gold ounce sold (by-product basis) at the New Afton Mine averaged $(479) and $778 on a co- product basis. All-in sustaining costs per gold ounce sold (by-product basis) in 2024 averaged $(289) and $835 on a co- product basis. In 2024, the New Afton Mine had an operating expense per gold ounce (co-product basis) of $707. Sustaining capital in 2024 totaled $9.2 million, primarily related to the continuation of tailings management and stabilization 36 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD activities, and growth capital totaled $130.8 million, primarily related to primarily related to C-Zone underground mine development and cave construction. Operating costs at C-Zone are expected to be significantly lower than current B3 unit mining costs because the extraction and processing rate is projected to increase from approximately 8,500 tpd currently up to 16,000 tpd, spreading the fixed costs over a greater tonnage. Block cave mining costs and processing costs are expected to remain relatively in line with 2024 actual costs over the next three years despite the increased production rate, due to lower fixed costs per tonne and the elimination of truck haulage from B3 block cave, reducing the costs per tonne. Production, Operational and Capital Estimates 2025 Guidance Midpoints Gold produced (ounces) 65,000 Copper produced (Mlbs) 55 Operating expenses ($M) 157 Sustaining capital ($M)(1)(2) 8 Growth capital ($M)(1)(2) 118 (1) "Sustaining capital” and “growth capital” are all non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For more information about why these measures are used by the Company, how they provide useful information to investors, and an explanation of the composition of each measure, please see the “Non-GAAP Financial Performance Measures” section starting on page 32 of the Company’s 2024 MD&A, which is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). (2) Based on the Company’s 2025 estimated capital expenditures. Sustaining capital excludes expenditures related to growth- related initiatives. Growth capital excludes sustaining capital. Development and Exploration K-Zone is a new zone of copper-gold porphyry mineralization with potential to increase the New Afton Mine’s Mineral Resources and Mineral Reserves. The work program for 2025 is for additional underground drilling to better define the internal grade distribution and further test the overall footprint of the zone. In addition to drilling, proposed work includes development of an exploration drift at the 4500 Level to improve drilling angles, shorten the length of exploration holes, and improve the overall definition of the zone. The drilling program also includes surface drilling to test the larger K-Zone footprint towards the east. Drilling results will be used to support resource estimation work and aim at improving the confidence and resource classification of K-Zone, and guide engineering studies on applicable methods of mining. Proposed drilling totals 35,000 m and includes 10,000 m of infill drilling for resource conversion, and 25,000 m for footprint expansion. Exploration drift totals 700 m of development and includes three drill bays. This budget is included in the cost estimates for 2025. In addition to K-Zone, the New Afton Mine has a significant Mineral Resource base and includes exploration targets with the potential for conversion to Mineral Reserves. Zones to the east of the current block caves and above the elevation of the C-Zone extraction level have been identified as a promising opportunity to extend mine life that would require a minimal investment of capital. The Qualified Persons recommend that technical studies be conducted, either by New Afton Mine personnel or by external consultants, to assess the potential feasibility of these zones, including geotechnical analysis, mining method selection, conceptual mine design, evaluation of materials handling and ventilation requirements, surface subsidence implications, and capital and operating cost estimates.

37 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD RISK FACTORS New Gold’s business activities are subject to significant risks, including, but not limited to, those described below. Every investor or potential investor in New Gold securities should carefully consider these risks. Any of the following risks could have a material adverse effect on the Company, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks related to our material properties are discussed in the Technical Reports and other documents filed by the Company from time to time on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). In addition, other risks and uncertainties not presently known by management of the Company or that management currently believes are immaterial could affect the Company, its business and prospects. CHANGES IN METAL PRICES The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. Metal prices have historically fluctuated widely. Metal prices are affected by numerous factors beyond the Company’s control, including: • the strength of the United States economy and the economies of other industrialized and developing nations; • global and regional political and economic conditions; • the relative strength of the United States dollar and other currencies; • expectations with respect to the rate of inflation; • expectations of and the potential impact of tariffs metal trading and the global economy; • interest rates; • purchases and sales of gold by central banks and other large holders, including speculators; • demand for jewelry containing gold; • investment activity, including speculation, in gold as a commodity; and • worldwide production. The price of gold was $2,611 per ounce as at December 31, 2024, compared to $2,062 as at December 31, 2023. Future metal price declines could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, with respect to concentrate shipments, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position, which the Company regularly attempts to offset via hedging. Depending on the price of gold, copper and silver, the Company’s cash flow from mining operations may be insufficient to meet its operating needs and capital expenditures, and as a result the Company could experience losses and/or may curtail or suspend some or all of its exploration, development, construction and mining activities or otherwise revise its mine plans and exploration, development and construction plans, and could lose its interest in, or be forced to sell, some or all of its properties. Reserve calculations and mine plans that are revised using significantly lower gold, copper, silver and other metal prices could result in significant reductions in estimated Mineral Reserves and Mineral Resources as well as revisions in the Company’s life of mine plans, which in turn could result in material write-downs of the Company’s investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a 38 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition. In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project or mine. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project or mine. Even if a project or mine is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition. From time to time the Company engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity hedging transactions designed to reduce the risk associated with fluctuations in commodity prices will be successful. Hedging may not protect adequately against declines in the price of the hedged commodity. Furthermore, although hedging may protect the Company from a decline in the price of the commodity being hedged, it may also prevent the Company from benefiting from price increases. PRODUCTION ESTIMATES Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on planned production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties, the occurrence of any of which could result in delays, slowdowns or suspensions and ultimately, the failure to achieve and maintain full production rates. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, weather conditions and minimizing the impacts of extreme weather events, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, including without limitation, operating expenses, cash costs and all-in sustaining costs, mill availability, reliability of equipment and machinery, the accuracy of assumptions and estimates relating to tailings storage facility capacity, the performance of the processing circuit or other processes, water supply and/or quality, the receipt and maintenance of permits and the availability of a sufficient amount of people to perform the work necessary to maintain production as estimated. The Company’s actual production and other projected economic and operating parameters may not be realized for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition. COST ESTIMATES The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels. 39 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations, ability to execute its strategic plans and financial condition. OPERATING RISKS Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, fracturing, rock bursts, rock slides, mud rushes, water inflow events, air blasts, cave-ins, slope or pit wall failures, rock falls, flooding, fire, explosions, dust emissions, metal losses, theft, periodic interruption due to inclement or hazardous weather conditions, equipment failure and other conditions that would impact the drilling and removal of material or otherwise impact the safety and efficiency of mine operations and the individuals who work within such mining operations. Block caving activities, including at the New Afton Mine, generally result in surface subsidence. The configuration of subsidence expression at surface is thought to be influenced by bedrock and structural geologic features such as weaker rock mass or faults. Subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by theft, fraud or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation resulting in an over or under supply of water, treated water quality that is too low to allow for discharge when needed, interruptions in or shortages of electrical power, interruptions in delivery or shortages of required inputs or supplies, labour shortages or strikes, claims by or disagreements with First Nations and other Indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to risks and hazards such as equipment failure, skilled worker shortages or failure of retaining dams around tailings disposal areas, which could lead to environmental pollution and consequent liability, and all of which could result in interruptions to mill availability and impact the Company’s results of operations. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The Company’s operations may encounter delays in or losses of production due to the deterioration, malfunction, misuse, breakdown or failure of its mobile or fixed equipment. Further, this equipment may require a long time to procure, build, install or repair due to delays in the delivery or lack of availability of equipment, spare parts or technicians with applicable expertise, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper or unavailable storage conditions may become obsolete, which could adversely impact the Company’s operations, profitability and financial results. The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss or theft of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition. 40 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD PERMITTING RISKS The Company’s operations, development projects, closure sites and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties, the Company must receive numerous permits, and continued operations at the Company’s mines are also dependent on maintaining, complying with and renewing required permits or obtaining additional permits. New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new or amended laws or regulations. It is possible that previously issued permits may be suspended, revoked or lapse for a variety of reasons, including through government or court action. such as the Supreme Court of Canada’s October 2023 decision that the federal Impact Assessment Act ("IAA") was unconstitutional in part. In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or in receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. Any inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits could materially reduce the Company’s production and cash flow and could undermine its profitability. CONSTRUCTION RISKS The capital expenditures and time required to develop new mines or new areas of operating mines are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. As a result of the substantial expenditures involved in development projects, development projects are prone to material cost overruns versus budget. Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate material and other supplies required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production of a development project would increase capital costs and delay receipt of revenues and could impact the Company’s ability to execute its strategic plans and the achievement of planned results. While the New Afton Mine’s C-Zone reached hydraulic radius in the third quarter of 2024 marking the transition to steady state self-cave propagation (considered commercial production for C-Zone), the C-Zone project remains in the construction stage of its development, and at the Rainy River Mine, underground mine development is ongoing. Given the inherent risks and uncertainties associated with mine development, there can be no assurance that the construction and

41 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD development will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned. RISKS RELATED TO STRATEGIC PLAN IMPLEMENTATION The Company conducts a strategic planning process that is intended to define short- and long-term objectives as well as execution strategies designed to achieve its objectives. These plans are reviewed on an ongoing basis and updated as current external and internal conditions change or are anticipated to change. The strategic plans are based upon certain assumptions around key variables as well as anticipated risks that can directly impact the validity of the strategy and the achievement of anticipated results. If the assumptions and risk evaluation underlying the Company’s decision-making process becoming invalid as a result of unforeseen changes in business, operating and market conditions or otherwise prove incorrect, there can be no assurances that the Company’s management team will be successful in implementing its strategic plans or that past results will be reproduced going forward. This could result in a material adverse effect on the Company’s business, financial condition and results of operations. Additionally, due to internal and external factors, the Company may not have sufficient capital resources, organizational skills and knowledge, or systems and processes in place to be able to execute its strategic plans in a timely, efficient or effective manner. VOLATILITY IN THE MARKET PRICE OF THE COMPANY’S SECURITIES The Common Shares are listed on the TSX and NYSE American. The per share price of the Common Shares on the TSX fluctuated from a high of C$4.38 to a low of C$1.47 and on the NYSE American from a high of $3.25 to a low of $1.09 during the twelve-month period ending December 31, 2024. There can be no assurance that continual fluctuation in price will not occur. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include: the extent of analytical coverage available to investors concerning the Company’s business, especially if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities, including where this affects an investor’s ability to trade significant numbers of Common Shares; the inclusion or removal of the Company’s securities from exchange-trade funds or indexes; and the size of the Company’s public float, particularly if it limits the ability of some institutions to invest in the Company’s securities. The price of the Common Shares is also likely to be significantly affected by short-term changes in the price of gold, and, to a lesser extent, copper and silver, the Company’s financial condition and results of operations and other operational and regulatory matters. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect New Gold’s long-term value. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. New Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. GOVERNMENT REGULATION The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of 42 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD endangered and protected species, land use, water use, land claims of local people, relations with local First Nations and other matters. As a public company listed on stock exchanges in Canada and the U.S., the Company is also required to comply with a number of public company obligations imposed by securities commissions and stock exchanges, compliance with which can be time consuming and costly. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have a material adverse effect on the Company’s business, financial position and results of operations, including a negative impact on the market price of the Company’s securities. Amendments to current laws, regulations and permits governing the Company’s business, operations or development activities and activities of mining and exploration companies, or the application of existing laws, regulations and permits (including a more stringent or different application), could have a material adverse impact on the Company’s results of operations or financial position, or could result in abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting Risks” above). Additionally, the Company could be forced to compensate those suffering loss or damage by reason of its business activities, mining operations or exploration or development activities, and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs, delay or curtail or otherwise negatively impact the Company’s operations and other activities and cause reputational harm. For example, the proposed draft Mineral Claim Consultation Framework in British Columbia may make staking and registering additional claims in British Columbia more complex and time consuming in the future making it more difficult to acquire additional claims. Additionally, amendments to the Competition Act that became law on June 20, 2024 via Bill C-59 could subject the Company to substantial monetary penalties and reputational harm should the Company inadvertently fail to properly comply with the explicit provisions targeting misleading environmental benefit claims (greenwashing). DEPENDENCE ON THE RAINY RIVER AND NEW AFTON MINES The Company’s operations at the Rainy River and New Afton Mines are expected to account for substantially all of the Company’s gold and copper production in 2025. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations. Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for its cash flow provided by operating activities. EXPLORATION AND DEVELOPMENT RISKS The exploration for, and development of, mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. 43 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical (see “Changes in Metal Prices” above); and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection (see “Government Regulation” above). The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital. Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In addition, there can be no assurance that gold, copper or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. At the New Afton Mine, the Company transitioned the C-Zone block cave from production ramp-up phase to commercial production in the fourth quarter of 2024. Additionally, it is exploring the eastern part of the mine, including the K-Zone, HW Zone, AI-Southeast target and the East Extension. At the Rainy River Mine, the Company is developing the underground mine and open pit expansion as well as further exploring regional opportunities to develop new mining zones outside the current mine footprint. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, have risks and uncertainties similar to development projects. A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Indigenous groups and financing risks. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, supply chain issues, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete or could otherwise impact the Company’s ability to execute its strategic plans. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting Risks” above. WATER MANAGEMENT RISKS Changes in climate have the potential to result in more extreme precipitation levels and extreme weather events that can affect the Company’s operations (see “Climate Change Risks” below). For example, in 2023, British Columbia experienced the most devastating wildfire season on record, and drought conditions and elevated forest fire risk and activity has impacted both sites in a number of recent years. In the 2021 to 2022 hydrological year, the area surrounding the Rainy River Mine experienced annual precipitation approaching a 1 in 100 year wet event and resulted in operational difficulties addressing the water surplus. In 2021, an atmospheric river event occurred on the lower mainland of British Columbia, which caused severe flooding and mudslides, that led to a number of the major highways, bridges, roads and similar 44 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD infrastructure being flooded, taken out or otherwise becoming inaccessible, which impacted supply chain processes and concentrate sales for the New Afton Mine. Water is a critical resource for the Company’s operations and inadequate water management and stewardship could have a material adverse effect on the Company and its operations. While certain aspects relating to water management are within the Company’s control, extreme weather events can negatively impact the Company’s water management practices. These can consequently impact operations, disrupt production, increase costs and damage site and ancillary infrastructure. The Company’s production estimates are dependent on, among other things, water supply, water storage and water quality, and production may be adversely impacted by availability of any of those conditions. Inadequate water supply or poor water management can directly affect capital and operating costs. New Gold could encounter business disruptions and operational difficulties in addressing too much water or too little water resulting in an under supply of water at the Company’s operations, which the mills require to operate. Both of which could lead to production and other disruptions and impact the Company’s business, financial position and results of operations. Mining, processing, development and exploration activities are dependent on adequate infrastructure and reliable water supply and water management. Failure to properly manage water levels or properly treat water can lead to treated water quality that is too low to allow for discharge when needed or other challenges in the ability to store water in the amounts required. The Company may also not be able to discharge water when needed for regulatory reasons outside of its control, including drought conditions where the receiving environment has insufficient capacity. Poor water management and discharge control may not only result in contaminants exceeding permitted limits, but also the suspension of operations at the Company’s mine sites. The Company has instituted water management plans but there can be no guarantees that the water management plans will be sufficient or perform as intended, and there can be no assurances that the Company will be able to discharge water when needed, which could subject the Company to liability and affect the Company’s business, financial condition and results of operations. Insufficient water management practices could lead to damage to site infrastructure and have a direct impact on the Company’s operations and production. Underperformance or ineffective maintenance of the stabilization and dewatering of its tailings storage facility structures, including the NATSF, or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property (see “Tailings Risks” below). TAILINGS RISKS Mining companies also face innate risks in their operations with respect to tailings storage facilities and structures built for the containment of processed rock that remains after the target minerals are extracted, known as tailings, which exposes the Company to a number of risks. Unexpected failings or breaches of tailings storage facilities, such as slope failures, foundation failures or erosion, could release tailings and result in extensive environmental damage to the surrounding area as well as damage to property, personal injury or death. Tailings storage facility failures or indications of potential future failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets and the recognition of provisions for remediation, which could affect the Company’s operations and statements of financial position. The Company seeks to maintain its tailing storage facilities through the stabilization and effective maintenance of such facilities. Stabilization, which includes dewatering, of its tailings storage facilities, such as the NATSF, has been and continues to be an important undertaking for the Company as underperformance or ineffective maintenance, failing to complete stabilization projects according to plan or improper management of site water could contribute to tailings storage facility failure or tailings release. In the case of New Afton Mine, a stabilization and dewatering schedule must be adhered to as C-Zone mining is expected to cause subsidence of the tailings storage facilities. Stabilization is expected to

45 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD be completed prior to C-Zone subsidence impacts; however, too much water in the tailings storage facility, including as a result of failing to sufficiently dewater the tailings storage facility or sufficiently remove the pond of water on the surface of the tailings storage facility, could require additional time and result in a disruption in production. In 2023, the Company completed the final commissioning of all 29 dewatering wells at the NATSF. In 2024, successful permitting and operations of twelve evaporators, combined with other water reduction opportunities and stabilization activities, have helped increase certainty around meeting stabilization objectives. There can be no assurances that the dewatering wells or other stabilization infrastructure will continue to operate and perform as intended nor that they will operate and perform without interruption. Should the NATSF fail to be stabilized as planned, to protect against an unexpected failure of the tailings storage facility, the Company could be forced to pause or reduce production until stabilization is completed or otherwise lead to a disruption in production. Any such pause or disruption could have a negative impact on the Company’s business, financial position and results of operations. The unexpected failure of a tailings storage facility could subject the Company to any or all of the potential impacts discussed below in “Environmental Risks” and “Geotechnical Risks”, among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company’s control such as extreme weather, a seismic event or other incident) could cause damage to the Company’s workers, the environment and the surrounding communities. Failure to comply with existing or new environmental, health and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits may prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production or otherwise impact the Company’s ability to execute its strategic plans, and may materially adversely affect the Company’s business, results of operations or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated and may involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend operations. If any such risks were to occur, this could materially and adversely affect the Company’s reputation and its ability to conduct its operations and could subject the Company to liability and result in a material adverse effect on its business, financial condition and results of operations. GEOTECHNICAL RISKS There are geotechnical challenges associated with the development and operation of open pit and underground mines. In block cave mines, such as the New Afton Mine, surface subsidence is a natural occurrence that may lead to geotechnical instability. Exposure to geotechnical instability may result from ground and subsurface conditions, larger pits and deeper underground developments. No assurances can be given that adverse geotechnical conditions, such as pit and tailings facility wall failures, underground cave-ins, fracturing, convergence, subsidence and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond the Company’s control, such as severe weather, higher than average rainfall and seismic events. Geotechnical failures can result in limited access to mine sites, suspension or operations, production delays, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact the Company’s results of operations and financial position. 46 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD CLIMATE CHANGE RISKS Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, energy disruptions, precipitation levels and other weather events; (ii) changes to laws and regulations, including disclosure requirements, related to climate change; and (iii) changes in the price or availability of goods and services required by our business. Climate change may lead to more extremes in temperatures, energy disruptions, precipitation levels and other weather events, and cause both direct and indirect impacts on the Company’s business and operations. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel, cost increases and production disruptions. Extreme high or low temperatures could also impact the surrounding areas and communities leading to more difficult living conditions and potentially resulting in labour shortages or disruptions, particularly given that a number of Company employees who work at the sites come from such surrounding areas and communities. Energy disruptions could affect operations at the Company’s sites, including the ability to operate essential machinery, technology and other equipment, and lead to production interruptions. When considering the impact to surrounding areas, energy disruptions could cause area-wide blackouts and brownouts making it difficult for those employees working from home or otherwise working remotely to continue working. There could also be a need for IT back-up systems to be in multiple locations to create redundancy in the event of widespread power outages, which would in turn result in increased costs. Water is a key resource in the Company’s operations. Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. With the impact of climate change on water levels and precipitation, without adequate water management and stewardship, New Gold could encounter difficulties dealing with too much or too little water at its sites. Low precipitation and increased temperatures also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in recent years, which could cause production disruptions or damage site infrastructure. Low precipitation and the increased risk of forest fires impacts not only the Company’s sites, but the surrounding areas and communities as well. Increases in precipitation levels could also lead to water management challenges, including challenging the Company’s ability to hold or treat and discharge water in the amounts required. In the surrounding areas, increases in precipitation levels could lead to a number of day-to-day challenges and cause transportation delays and other disruptions. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations, disrupt production, increase costs and damage site infrastructure. Such extreme weather events can also lead to community evacuations, temporary labour shortages, delays in receiving critical supplies and shipping the Company’s products, some of which were experienced in 2023 during the most devastating wildfire season on record in British Columbia and late 2021 during an atmospheric river event that occurred on the lower mainland of British Columbia which caused severe flooding and mudslides and led to numerous transportation and supply chain routes to be inaccessible in northern British Columbia, close to where the New Afton Mine is located. As a result, the Company may not be able to produce or deliver in line with customer demands and may see unplanned costs increases. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate. The Company may also need to allocate more time and money to health and safety training and emergency response planning to ensure employees are adequately prepared for extreme weather caused by climate change. Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments and other stakeholders are seeking enhanced disclosure and are moving to enact climate change legislation 47 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD and treaties at the international, national, state, provincial and local levels. One such example is the Canadian Sustainability Standards Board (CSSB) issued general requirements regarding sustainability-related financial information (CSDS 1) and climate-related disclosure (CSDS 2) in December 2024. The CSSB Standards are voluntary until mandated by provincial and territorial regulators. The Canadian Securities Administrators stated in its December 18, 2024 market update that it will publish a revised rule to NI 51-107 – Disclosure of Climate-related Matters for public comment which will determine how this will be implemented by companies in Canada. Where legislation already exists, regulations relating to GHG emission levels and energy efficiency are becoming more stringent. Some of the transition and compliance costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. Additionally, the Company is heavily reliant on diesel fuel to power vehicles and equipment. If diesel prices increase due to more stringent fossil fuel regulation or taxation, the cost of doing business could increase as well. Transitioning away from diesel-powered vehicles and equipment and integrating new technology can be costly, especially for operations that are nearing the end of the mine lifecycle. Given that the Company’s operations are energy intensive and result in a carbon footprint (directly and indirectly) through the use of fossil-fuel based electricity, current and emerging regulations and policies relating to GHG emission levels, energy efficiency and reporting of climate related risks can directly impact the Company. There is significant uncertainty associated with the technology and regulatory changes necessary to transition to a decarbonized economy and the costs to comply are difficult to predict. The speed and disruptive nature of those changes, the policy and regulatory shifts to respond to those changes and the associated costs, may impact the Company’s business model, financial performance and operational results. If the Company is unable to effectively manage the transition, it could incur additional costs, delay the ability to meet investor, customer and regulatory requirements, and negatively impact the Company’s reputation. Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners, smelters and other customers. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may result in limited availability or higher prices for these goods and services, which could result in higher costs or production disruptions. In following TCFD guidance on risk management integration and disclosure, in late 2021, the Company undertook a climate risk assessment using scenario analysis to explore and identify physical and transitional risks associated with different climate scenarios, consider opportunities to reduce risk through climate mitigation and adaptation and identify areas for additional investigation and analysis. In 2022 and 2023, the Company continued to refine the risk assessment, focusing on a quantitative financial climate change risk assessment for its operations, to help support the Company in understanding the potential impacts of climate change on financial stability. In 2024, the climate risks and opportunities were monitored for any changes and any updates were incorporated into the enterprise risk assessment. While significant effort was made, there is the possibility that not all physical and transitional and resulting financial risks that could directly and indirectly impact the Company were identified. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Additionally, the Company has disclosed certain climate strategy targets, goals and commitments, including New Gold’s GHG emissions reduction target, and failure to meet such targets, goals and commitments as well as meet societal or investor expectations could result in damage to the Company’s reputation, reduce investor confidence or subject the Company to legal proceedings and significant monetary penalties, which could result in 48 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD a material adverse impact on the Company’s business, financial position, results of operations and future growth prospects (see “Community Relations, License to Operate and Reputation” below). FINANCING RISKS The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. If raised through asset sales, the terms of such sales may not be favourable to the Company and may reduce the assets and future economic performance of the Company. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties or otherwise impact the Company’s strategic plans. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic. NEED FOR ADDITIONAL MINERAL RESERVES AND MINERAL RESOURCES Because mines have limited lives based on proven and probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement. UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors (such as pit slope angles), marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the accuracy of assumptions, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience. Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative

49 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD samples that may disproportionally skew the estimates. In a block cave mine, as a cave exhausts its reserves, it may experience dilution of grade. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in the Company’s Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of Mineral Resources, Mineral Reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition. Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to proven or probable Mineral Reserves. UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded through further exploration to the measured and indicated resource classification level of confidence necessary for their potential conversion to proven or probable Mineral Reserves as a result of a pre-feasibility or feasibility level technical study. IMPAIRMENT On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. In the past, New Gold has recognized material impairment losses. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including, but not limited to, prolonged significant changes in commodity prices, per ounce in-situ multiples, significant change to New Gold’s life of mine plans, significant changes in discount rates and, if applicable, the factors which lead to a prolonged and sustained market capitalization deficiencies. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict. TITLE CLAIMS AND RIGHTS OF INDIGENOUS PEOPLES New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. For example, as the result of the recent decision of the Supreme Court of British Columbia in Gitxaala v. British Columbia (Chief Gold Commissioner) 50 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD and the resulting proposed draft Mineral Claim Consultation Framework in British Columbia, the Company’s ability to stake and register additional claims in British Columbia may become more complex and time consuming in the future making it more difficult to acquire additional claims. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities. Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. In British Columbia, the provincial government enacted the Declaration on the Rights of Indigenous Peoples Act in November 2019, which may affect consultation requirements in that jurisdiction. Additionally, on July 21, 2021, the federal government’s United Nations Declaration on the Rights of Indigenous Peoples Act came into force marking Canada’s first substantive step towards ensuring Canadian federal laws reflect the standards outlined in the United Nations Declaration on the Rights of Indigenous Peoples. It is yet to be determined what near-term impacts and changes, if any, will follow; however, such legislation may potentially have numerous implications for Indigenous groups, government authorities and natural resource project proponents. The Company is party to, and has impact benefit agreements in place with, certain First Nations near its Rainy River Mine and New Afton Mine, each of which require the Company to comply with predetermined obligations and requirements. There is the risk that the Company may not fulfill all of its obligation under such impact benefit agreements which could cause it to lose the support of the affected First Nations group and otherwise impact its reputation, business and operations. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in certain jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by Indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects. ENVIRONMENTAL RISKS The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste or potentially hazardous substances such as fuel, lime or cyanide. The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that: 51 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD • the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time; • the Company’s compliance will not be challenged; or • the costs of compliance will be economic and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition. The Company may be subject to proceedings in respect of alleged failures to comply with environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of the Company’s projects and operations and, even if the Company is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays. Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and results of operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to possible tailings storage facility failures or other heightened risk of environmental incidents and need for water management mitigation. Increased precipitation can also affect compliance with environmental regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize. There may be existing environmental hazards, contamination or damage at the Company’s mines or projects that the Company is unaware of. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred with respect to such properties. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not the hazard, damage, contamination or exposure was caused by its activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions, and whether or not such hazard, damage, contamination or exposure was unknown or undetectable. The New Afton Mine has also been used for mining and related operations for many years before the Company acquired it, and was acquired “as is” or with assumed environmental liabilities from previous owners or operators. Any finding of liability in proceedings pursuant to environmental laws, regulations or permitting requirements could result in substantial additional costs, delays in the exploration, development and operation of the Company’s properties and other penalties and liabilities, including, but not limited to: • monetary penalties (including fines); 52 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD • restrictions on or suspension of activities; • loss of rights, permits and property; • completion of extensive remedial cleanup or paying for government or third-party remedial cleanup; • premature reclamation of operating sites; and • seizure of funds or forfeiture of bonds. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position. Production at the Rainy River Mine involves the use of sodium cyanide which is a hazardous material. Should sodium cyanide solution leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material. RISKS RELATING TO ESG PRACTICES AND REPORTING There are a number of analysts, reviewing agencies and consultants (“ESG Reviewers”) involved in evaluating the Company’s performance on specific ESG matters and issuing reports and ratings regarding such performance. There are a wide variety of ESG reporting frameworks which are continuing to evolve and limited standardization on reporting metrics within the global ESG reporting space. There are also a wide variety of methodologies employed by ESG Reviewers, which are not fully transparent regarding the selection and weighting of metrics relied upon in generating a particular report or ranking. The Company has systems in place to manage ESG matters and to help ensure proper and complete reporting thereof. However, given the wide variety in ESG reporting frameworks and ESG Reviewer methodologies, there can be no assurances that the Company’s efforts will be successful or meet the standards set by a given ESG Reviewer. ESG reporting frameworks and ESG-related factors, including climate change, can be relevant metrics for institutional investors in reviewing and assessing the performance of the Company and ultimately in making investment decisions. There can be no assurances that the Company’s systems will be able to reliably manage potential impacts of ESG reports and rankings on the Company’s ability to attract investments at a reasonable cost. If reporting is not well managed, there is also a risk that the Company could face litigation related to its ESG reporting or performance claims as regulators and third parties are increasingly turning their attention to greenwashing practices in the business world. For example, amendments to the Competition Act that became law on June 20, 2024 via Bill C-59 could subject the Company to substantial monetary penalties and reputational harm should the Company inadvertently fail to properly comply with the explicit provisions targeting misleading environmental benefit claims. Each of these events could have a materially adverse effect on the Company’s business and financial condition. INSURANCE AND UNINSURED RISKS New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, loss or theft of its products, unusual or unexpected geological conditions, ground or

53 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, supply chain disruptions, government service disruptions, monetary losses and possible legal liability. Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition. RECLAMATION COSTS The Company’s operations are subject to closure and reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation timing, concepts and plans, which could increase costs. Management estimates the reclamation and closure cost obligations for all of its properties is $119.4 million as at December 31, 2024. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 13of the Company’s audited consolidated financial statements for the year ended December 31, 2024. As at December 31, 2024, the Company had posted surety bonds totaling $126 million and letters of credit totaling $12 million, representing security in the aggregate amount of $138 million to address these liabilities. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds may be issued under the Company’s credit facilities. Increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Obtaining regulatory approval of the Company’s reclamation activity may also add additional time and costs to reclamation. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected. 54 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD FOREIGN CURRENCY EXCHANGE RATES New Gold’s mineral properties are located in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in United States dollars. The three main types of foreign exchange risk the Company faces are: • transaction exposure: New Gold’s operations sell commodities and incur costs in different currencies. Specifically, the Company’s revenues are denominated in United States dollars while most of the Company’s expenses are currently denominated in Canadian dollars and, to a lesser extent, Mexican pesos. This creates exposure at the operational level, which may affect its profitability as exchange rates fluctuate. The appreciation of non-United States dollar currencies against the United States dollar can increase the costs of production at New Gold’s mines, making those mines less profitable; • exposure to currency risk: New Gold is exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the United States dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt; and • translation exposure: New Gold’s functional and reporting currency is United States dollars. Certain of the Company’s operations have assets and liabilities denominated in currencies other than the United States dollar, with translation foreign exchange gains and losses included in these balances in the determination of profit or loss. Therefore, exchange rate movements in the Canadian dollar and, to a lesser extent, Mexican peso can have a significant impact on the Company’s consolidated operating results. As a result, fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity. GLOBAL ECONOMIC CONDITIONS Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads. Additionally, if a public health crisis, such as an epidemic or pandemic related to COVID-19 or another virus, terrorist activity, armed conflict, political instability or natural disasters occur in Canada, the U.S. or other locations, such events could cause general economic conditions to deteriorate, cause supply chain shortages or otherwise negatively impact our operations. Difficult, or worsening, general economic conditions, including on account of recessions or increased inflation, could have a material adverse effect on the Company’s business, financial condition and operating results. Such disruptions could make it more difficult for the Company to obtain financing for its operations, or increase the cost of such financing, among other things. If the Company is not able to raise capital when needed, or to access capital on reasonable terms, it could have a material adverse effect on the business, operations, financial performance or financial condition. These and other related factors can lead to lower longer term asset values, which can result in impairment losses. INFLATION RISKS Inflation rates in the jurisdictions in which the Company operates have increased in recent years. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, the fiscal and monetary stimuli provided by governments in response to the COVID-19 pandemic as well as continuing global supply-chain disruptions, with global energy costs increasing significantly following the invasion of Ukraine by Russia in February 2022. Moreover, the Middle East is an important contributor to global oil supplies and any instability in the region, such as the Israel-Hamas 55 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD conflict that commenced in October 2023, can cause price hikes due to anticipated supply disruptions, which can in turn affect global inflation rates and trade balances. While inflation rates have trended down most recently, they remain subject to volatility and the increased prices resulting from inflation have remained. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. The Company has made assumptions around the expected costs of key inputs; however, actual costs in an inflationary environment may differ materially from those assumptions. Any continued upward trajectory in the inflation rate for the Company’s inputs may have a material adverse effect on the Company’s operating and capital expenditures for the development of its projects as well as its financial condition and results of operations. TARIFFS Tariffs imposed by one country on goods or services being imported into that country from another country can cause disruption in global trade that affects prices, exchange rates, availability of tariffed goods or services in certain countries and changes in consumption and production levels on tariffed goods or services. Often when one country imposes tariffs on another country, that other country imposes retaliatory tariffs in response. There is currently a rise in threatened and imposed tariffs as well as threatened or imposed retaliatory tariffs between countries. The Company can be affected by tariffs and the consequent disruptions in global trade in several ways, including increased cost or decreased availability of supplies, impacts on exchange rates that affect costs and potential reduction in revenue or ability to sell its products if tariffs are imposed on the gold or copper it is selling in the market. GLOBAL FINANCIAL CONDITIONS Global financial conditions have been subject to continued volatility, such as when considering the numerous interest rate hikes in Canada, the U.S. and other countries around the world in recent years and the significant fluctuations in fuel and energy costs and metal prices. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, demand for metals, including gold, exchange rates and interest rates and have a detrimental effect on the Company’s business, financial condition and financial performance, including a possible negative impact on the market price of the Company’s securities. DEBT AND LIQUIDITY RISK As at December 31, 2024, the Company had long-term debt comprised of one series of notes in an aggregate principal amount of $400 million. In addition, the Company has a $400 million Credit Facility. The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. In the future, the Company may not continue to generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or issuing additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a 56 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, if at all. New Gold’s borrowing cost would likely also increase as a result. If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition. The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2027 Notes (as defined below) require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in the future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, or a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2027 Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be. IMPACT OF PANDEMIC DISEASE ON GLOBAL ECONOMIC CONDITIONS AND PERFORMANCE The Company’s operations are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, such as the COVID-19 pandemic. These infectious disease risks may not be adequately responded to locally, nationally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of the Company’s mining and exploration operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals, government or regulatory actions or inactions, including introducing new, or modifying existing, laws, regulations, orders or other measures that could impact the Company and its ability to operate, decreased demand or the inability to sell precious metals or declines in the price of precious metals, capital market volatility or other unknown but potentially significant impacts. These infectious disease risks could also impact the Company’s ability to meet expected timelines for development and expansion projects and its anticipated production, costs and capital guidance or otherwise affect the Company’s suppliers or customers. There are also potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infectious disease outbreak. The extent to which an infectious disease outbreak will have an impact on the Company’s business, results of operations, future cash flows, earnings, liquidity and financial condition will depend on future developments that are highly uncertain and difficult to predict. The Company may not be able to accurately predict the quantum of such risks.

57 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD TAXATION New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets. Additionally, the Company may structure certain transactions so as to make use of beneficial taxation laws, such as through the use of flow through shares; however, there can be no assurances that such benefits will be realized by the Company. RISKS RELATED TO FURTHER PROCESSING The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements and impurities that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. Assay results of gold, copper and deleterious elements may vary in different samples and this may negatively affect the amount the Company receives for a shipment of concentrate, particularly if native copper particles are not adequately sampled in supergene ore from the New Afton Mine. In addition, treatment and refining charges are subject to fluctuations, which could negatively impact the Company’s revenue or expenses. In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred. The Company is exposed to risks related to the loss of Unrefined Product during its loading, transportation and storage as well as the cost and availability of transportation and storage arrangements for its Unrefined Products. In engaging certain third parties to transport the Unrefined Products, including by way of road, railway and ocean freight, the Company is also exposed to logistical risks. While the Company takes steps to ensure it has different logistical options available, there can be no assurances that the third parties it engages will not be impacted by occurrences outside of their control. In July and August of 2023 and again in November 2024, as a result of the labour dispute between the International Longshore and Warehouse Union Canada and the B.C. Maritime Employers Association and the resulting strike, the Company was unable to deliver to or ship its Unrefined Products from the British Columbia ports. In August 2024, as a result of the labour dispute that resulted in freight railway operations being shut down, the Company was unable to deliver or transport its Unrefined Products by rail. The Company was able to ship its Unrefined Products by rail during the port strike and was able to ship its Unrefined Products by ocean freight during the rail strike; however, in the future the Company may not be able to meet all of its transportation obligations or make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company has a limited number of transportation and storage options for its Unrefined Product and should any of such options become unavailable, it could cause significant delays and otherwise impact the Company’s operations, profitability and ability to meet its contractual obligations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations as well as the risk that a refinery does not satisfy its delivery obligations. There can be no assurance that the Company will be able to continue to transport and store or sell and process its Unrefined Product on reasonable commercial terms or at all. If the Company is unable to sell its production in an efficient manner, on account of transportation difficulties, unforeseen circumstances, issues with its refineries or otherwise, it could have a material adverse effect on the Company’s results of operations and financial performance. 58 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD AVAILABILITY AND PRICE OF INPUTS Disruptions in the supply of or the inability to procure products or services required for the Company’s activities, whether on account of the Company’s suppliers or other factors outside of the Company’s control, could also adversely affect the Company’s operations, financial condition and results of operations. The profitability of the Company’s business and its ability to continue operations is affected by the market prices and availability or shortages of commodities or labour which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel, electricity, steel, concrete, construction material, grinding media, equipment spare parts, explosives and sodium cyanide. In particular, due to the limited number of suppliers of sodium cyanide in each jurisdiction in which the Company operates, a delay in supply, a force majeure event or a breach of contract by one of the Company’s sodium cyanide suppliers could result in delays in processing times which may adversely affect results of operations. Given that the supply of inputs required for the Company’s operations is dependent on the supply chain and transportation routes remaining open and viable, if such routes became unavailable or unpassable, this could materially disrupt the Company’s operations and adversely impact the price of inputs and the Company’s results of operations and financial condition. Mining operations and facilities are intensive users of electricity and carbon-based fuels. The Company is subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products, which are subject to carbon taxes. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect its results of operations and financial condition. The Company’s costs are affected by the prices and availability of commodities, services and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices and availability of such commodities and inputs can change significantly over short periods of time, most recently when considering the current inflationary environment, and are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control, including on account of pandemics or similar public health threats and on account of political or military wars and armed conflicts such as the war in Ukraine and Israel-Hamas conflict. Increases in the price for, or reduced availability of, materials consumed in the Company’s mining and production activities could materially adversely affect the Company’s results of operations and financial condition. INFORMATION SYSTEMS SECURITY THREATS Increasingly, the operating and control systems at the Company’s mines and projects rely on information technology (“IT”) systems to monitor and optimize performance, as the Company continues to adopt remotely controlled mining techniques and electrify its equipment. The Company’s financial control and accounting systems often depend on its IT systems and portions of its workforce often work remotely, which has increased the Company’s reliance on its IT systems. New Gold has entered into agreements with third parties for hardware, software, telecommunications and other IT services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, cyber-attacks, ransom ware, security breaches, phishing schemes, computer viruses, vandalism, defects in design, fraud and theft. Any of these occurrences may result in, among other things, unauthorized access or damage to, or temporary or permanent disruption or failure of, one or more of the Company’s IT systems or services. Adoption of new technology that promotes operational efficiency, such as the use of artificial intelligence, fleet electrification and autonomous vehicles, may further expose the Company’s IT systems to risk. As the Company’s use of IT systems increases and evolves and cybersecurity attacks become more sophisticated or pervasive, the Company may have to incur significant costs to upgrade its IT systems to protect 59 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD against IT disruptions. New or improved IT systems that the Company procures may have defects, not be installed properly or not integrate with its other IT systems. The Audit Committee of the Board oversees cyber security and IT infrastructure and the Company has certain preventative measures in place, however, there can be no assurances that the Company will not be subject to wire payment fraud, misappropriation of funds, erroneous payments or other human or technological errors resulting in loss of funds that cannot fully be redeemed. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive interventions and expenditures to mitigate the risks of failures and other IT system disruptions. Any of these and other events could result in information systems failures, delays, increases in capital expenses and/or otherwise negatively impact the Company’s ability to operate. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although the Company has not experienced any material losses relating to cyber-attacks or other information security breaches to date, there can be no assurance that New Gold will not incur such losses or be subject to such breaches in the future, any of which could cause production downtime, operational delays, the compromising of confidential or otherwise protected information, reputational impacts and destruction or corruption of data. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Such efforts may require continuous monitoring and the reliance on third party service providers and are not guaranteed to be successful in preventing or mitigating the potential impacts of cyber-attacks. INFRASTRUCTURE Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. COMMUNITY RELATIONS, LICENSE TO OPERATE AND REPUTATION The Company’s relationship with communities, Indigenous Nations and non-Indigenous governments where it operates is critical to ensure the future success of its existing operations, as well as the development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain stakeholders, such as non-governmental organizations (“NGOs”) that oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or New Gold’s operations or development activities specifically, could have an adverse effect on the Company’s reputation. As a result of the increased usage, speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of 60 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD the actual or perceived occurrence of any number of external or internal events and could include any negative publicity, whether true or not. While the Company places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including reputation loss by other mining companies operating in jurisdictions where New Gold operates or reputation loss of the Company’s directors and senior management, may result in decreased investor confidence, increased challenges in developing and maintaining community and stakeholder relations and an impediment to the Company’s overall ability to advance its projects and strategy. Loss in reputation can impact New Gold’s social license to operate and explore, and could have a material adverse impact on the Company’s results of operations, financial condition and prospects. New Gold deploys a variety of strategies to manage its social license to operate, which include tracking social risks and managing grievance mechanisms at operational sites. While New Gold is committed to operating in a socially responsible manner and thoroughly vets its directors and senior management prior to having such individuals join the Company, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. LABOUR AND EMPLOYMENT MATTERS Production at the Company’s mines and projects is dependent on the efforts of the Company’s employees and contractors and their ability to complete required tasks. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. The conduct of the Company’s operations is dependent on access to skilled labour. Access to skilled labour may prove particularly challenging where mining operations are conducted in remote locations. Shortages or high turnover of suitably qualified personnel and fraud, theft or other failures of such personnel to comply with the Company’s Code of Business Conduct and Ethics could have a material adverse effect on the Company’s business, reputation and results of operations. Relations between the Company and its employees may be impacted by changes in the scheme of labour relations, which may be introduced by the relevant governmental authorities in the jurisdictions where the Company carries on business or on account of proposed employee unionization. In addition, the Company engages contractors who may have unionized employees. Adverse changes in the schemes of labour relations in different jurisdictions or in the relationship between the Company and its employees, or between the Company’s contractors and their respective employees, may have a material adverse effect on the Company’s business, results of operations and financial condition. Additionally, the Company maintains certain policies and undertakes a number of due diligence efforts to help ensure that no forced labour or child labour is used in the Company’s supply chain. As a result, the Company does not anticipate substantial risks that forced or child labour is or will be used in its supply chain; however, there can be no assurances that the steps the Company takes to reduce the risk that such labour is used in its supply chain are infallible or that the Company’s suppliers will comply with the Company’s policies in support of human rights and business ethics. While the Company works to comply with the Modern Slavery Act, including issuing the required report and providing greater transparency around its processes, any unintended non-compliance or failure to detect and prevent the presence of modern slavery in its supply chain could result in ethical or legal challenges, penalties or reputational loss, which could have an adverse effect on the Company’s business. Allegations (even if unsupported) that New Gold is, directly or indirectly, violating human rights principles could lead to liability for the Company, negative impacts on its reputation, decreased investor confidence or otherwise act as an impediment to the Company’s ability to successfully operate its business. COMPENSATION SYSTEMS A portion of the compensation paid to the Company’s executive team is based on the Company’s performance. The Board and the Human Resources and Compensation Committee of the Company oversee compensation decisions, and review the Company’s compensation practices to ensure it has an executive compensation structure that is well-balanced and

61 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD does not encourage unnecessary and excessive risk taking. Nevertheless, there is a risk that members of the executive team undertake excessive risk taking on the Company’s behalf, unchecked by the Board, in order to increase their incentive awards. Should members of the executive team put their own self interests ahead of the best interest of the Company, it could have a materially adverse effect on the Company’s business, its results of operations, financial condition and reputation. LITIGATION AND DISPUTE RESOLUTION From time to time, New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process or legal proceedings. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, land use, contractor engagements, volatility in the stock price or alleged failures to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition. TITLE RISKS The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to, or defect in, the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations. COMPETITION New Gold faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations and financial condition could be materially adversely affected. RETENTION OF KEY PERSONNEL The Company’s business is dependent on retaining the services of a number of key personnel of the appropriate caliber as the business develops. New Gold’s success is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management, and the loss of one or more of such persons could have a material adverse effect on the Company. The Company does not maintain any key man insurance with respect to any of its officers or directors. 62 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD HEDGING From time to time, the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products. There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, certain hedging strategies may also prevent New Gold from benefiting fully from a positive price change. RELIANCE ON THIRD-PARTY CONTRACTORS It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on the Company’s business and operations. The Company is also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) the Company having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with the Company or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) inadequate contractor cybersecurity program or customer data management and privacy, exposing the Company to external attacks or leaking of the Company’s confidential information, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations. COUNTERPARTY RISK Counterparty risk is the risk to the Company that a party to a contract will default on its contractual obligations to the Company. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move the Company’s material; (v) entities who further process the Company’s Unrefined Products into marketable metals; (vi) the Company’s insurance providers; and (vii) the Company’s lenders. Although the Company makes efforts to limit its counterparty risk, the Company cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers (see “Reliance on Third-Party Contractors” above). INVESTMENT RISK Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting 63 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). The Company has equity investments in other public mining companies not controlled by New Gold, which have early stage exploration, development and/or greenfield properties. These investments may fluctuate in value and the Company may incur losses in respect of such investments. Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments and by taking security for financial obligations where appropriate. DISCLOSURE AND INTERNAL CONTROLS The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”). The Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. The Company may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure. No evaluation can provide complete assurance that the Company’s financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. CONFLICTS OF INTEREST Certain of New Gold’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. In particular, situations may arise in connection with potential investments or material transactions where the other interests of the Company’s directors’ conflict with the interests of New Gold. The Company has implemented governance measures to address conflicts of interest; however, any such conflicts of interest may result in lost opportunities for the Company. Any conflict of interest involving the Company’s directors and officers could result in a material adverse effect on the Company’s business. 64 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD CORRUPTION AND BRIBERY LAWS The Company’s operations are governed by, and involve interactions with, many levels of government in numerous jurisdictions. The Company is required to comply with anti-corruption and anti-bribery laws, including the Canadian Criminal Code, the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the jurisdictions in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations not only by its employees, but also by its contractors and third-party agents. Although the Company has adopted steps to mitigate such risks, such measures may not always be effective in ensuring that the Company, its employees, contractors and third-party agents will comply strictly with such laws. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations. ACQUISITION AND INTEGRATION RISKS As part of its business strategy, New Gold has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company’s ability to make acquisitions could also be limited or delayed by changes to legislation and regulatory regimes that prevent planned or potential acquisitions from being completed. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business. Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. FOREIGN OPERATIONS The Company’s mining operations and projects are currently in Canada. The Company owns a mine in Mexico that transitioned to reclamation in 2018. The Company may acquire or invest in mining operations or properties in foreign

65 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD jurisdictions in the future. As a result of its activities in multiple jurisdictions, the Company is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to: fluctuations in currency exchange rates; high rates of inflation; labour unrest; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain necessary governmental licenses and permits; illegal mining; corruption; higher rates of criminality; unstable or unreliable legal systems; changes in the taxation or royalty regimes; arbitrary changes in laws or policies; restrictions on foreign exchange and repatriation; limitations on exports and imports, including international sanctions and trade restrictions; potential tariffs; changing political conditions, social unrest, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction; and other risks arising out of foreign sovereignty issues. Changes, if any, in mining or investment laws or policies or shifts in political attitudes in these countries could adversely affect the Company’s operations or profitability. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability. Furthermore, in the event of a dispute arising from the Company’s activities, it may be subject to the exclusive jurisdiction of courts outside of Canada and the United States or may not be successful in subjecting persons to the jurisdiction of courts in Canada and the United States, either of which could unexpectedly and adversely affect the outcome of a dispute. NOTES The Company had one set of senior notes outstanding during 2024, the 2027 Notes defined and described below. 7.50% SENIOR NOTES DUE 2027 In June 2020, the Company issued an aggregate principal amount of $400 million 7.50% Senior Notes maturing on July 15, 2027 (“2027 Notes”). The 2027 Notes were issued pursuant to an indenture dated June 24, 2020, between the Company and Computershare Trust Company, N.A., as trustee (“2027 Note Indenture”). The 2027 Notes are direct, senior obligations of the Company and are not secured by any mortgage, pledge or charge. Interest on the 2027 Notes is payable in arrears in equal semi-annual installments on January 15 and July 15 each year. After July 15, 2023, the Company has the option to redeem the 2027 Notes at a price ranging from 103.75% to 100% of face value, with the rate decreasing based on the length of time the 2027 Notes are outstanding. The 2027 Note Indenture provides that in the event of a change of control of the Company, as defined therein, each holder of the 2027 Notes will have the right to cause the Company to repurchase some or all of its 2027 Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. In addition, the 2027 Note Indenture requires the Company to comply with certain reporting and other covenants. DIVIDENDS To date, New Gold has not paid dividends on its Common Shares. The Company currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on its Common Shares. Any determination to pay any future dividends will remain at the discretion of the Board and will be made taking into account its financial condition and other factors deemed relevant by the Board. Further, pursuant to debt instruments of the 66 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Company in place from time to time, the Company may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends. DESCRIPTION OF CAPITAL STRUCTURE COMMON SHARES The Company is authorized to issue an unlimited number of Common Shares without par value, of which 791,304,598 Common Shares were issued and outstanding at the close of business February 21, 2025. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights. The Company also has options and notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2024 for additional information regarding the Company’s convertible securities. RATINGS Below are the ratings for New Gold’s corporate debt as at February 24, 2025: • Standard & Poor’s Ratings Services: B (Recovery Rating: 3) • Moody’s Investors Service: B2 (SGL-2) Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities; an indication of the likelihood of repayment for an issue of securities; and an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings are not assurances of credit quality or exact measures of the likelihood of default. The information concerning the Company’s credit ratings relates to New Gold’s financing costs, liquidity and operations. The availability of funding options may be affected by certain factors, including the global capital market environment and outlook as well as the Company’s financial performance. New Gold’s ability to access capital markets at competitive rates is dependent on its credit rating and rating outlook, as determined by credit rating agencies such as Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”). If the Company’s ratings were downgraded, financing costs and future debt issuances could be unfavorably impacted. S&P credit ratings are on a rating scale ranging from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating is a forward looking opinion about credit risk and assesses the credit quality of 67 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD the individual debt issue and the relative likelihood that the issuer may default. B rating is ranked seventh out of S&P’s twelve major rating categories. According to the S&P rating system, an obligor of debt securities rated B has the capacity to meet its financial commitment on the debt security, however, adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. In addition, S&P uses a scale of 1+ to 6 for recovery ratings, which represent the range, from high to low, of the percentage of principal and unpaid accrued interest that an investor may expect to receive in the case of default. A “3” recovery rating ranks fourth out of S&P’s seven recovery rating categories, and indicates S&P’s expectation of meaningful (50% -70%) recovery in a default scenario. Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality, with a rating of B being the sixth highest of nine major categories. The generic rating classifications from Aa through Caa may be modified by the numerical modifiers 1, 2 and 3. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, obligations rated B2 are considered speculative and subject to high credit risk. In addition, Moody’s uses a speculative-grade loss (“SGL”) assessment scale of 1 to 4, which represents Moody’s opinion about issuers' relative abilities to generate cash from internal resources and external sources of committed financing in relation to their cash obligations over the coming 12 months. A SGL-2 ranks second out of Moody’s four SGL assessment categories. Issuers rated SGL-2 possess good liquidity. They are likely to meet their obligations over the coming twelve months through internal resources but may rely on external sources of committed financing. The issuer's ability to access committed sources of financing is highly likely based on Moody's evaluation of near-term covenant compliance. The credit ratings for New Gold’s corporate debt are based on, among other things, information furnished to the above ratings agencies by the Company and information obtained by the ratings agencies from publicly available sources. The credit ratings are not recommendations to buy, sell or hold securities since such ratings do not comment as to market price or suitability for a particular investor. New Gold has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to New Gold’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See also “Risk Factors”. MARKET FOR SECURITIES TRADING PRICE AND VOLUME Common Shares The Common Shares of the Company are listed and posted for trading on the TSX and NYSE American in each case under the symbol “NGD”. The following table contains information relating to the trading of the Common Shares in Canadian dollars on the TSX for the months indicated. 68 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD 2024 High (C$) Low (C$) Volume January 1.95 1.50 24,372,640 February 1.77 1.47 24,231,386 March 2.37 1.68 30,260,104 April 2.67 2.26 34,407,265 May 3.15 2.38 47,138,203 June 3.03 2.60 24,378,575 July 3.35 2.63 29,164,064 August 3.70 2.80 26,965,029 September 4.37 3.13 33,856,362 October 4.27 3.66 29,013,810 November 4.07 3.43 28,572,855 December 4.38 3.50 24,652,258 The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2024, the last trading day prior to year-end, was C$3.59 and on the close of business on February 21, 2025 was C$4.02. DIRECTORS AND OFFICERS The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at December 31, 2024 are set out below. In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their biographies. As at December 31, 2024, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 666,369 Common Shares of the Company, representing approximately 0.08% of its issued and outstanding shares. The term of each director of the Company expires at the annual general meeting of shareholders, where they can be nominated for re-election. The Company’s officers hold their respective offices at the discretion of the Board. Mr. Yohann Bouchard ceased to be the Company’s Executive Vice President and Chief Operating Officer on January 31, 2025. At that time he resided in Ontario, Canada. Prior to his role with New Gold, Mr. Bouchard was Senior Vice President and Chief Operating Officer at Yamana Gold Inc. As of December 31, 2024, Mr. Bouchard held 261,600 Common Shares, 648,166 PSUs and 379,741 RSUs. SOPHIE BERGERON Quebec, Canada Director since: September 9, 2024 Independent Director Securities on December 31, 2024 DSUs: 14,003 Sophie Bergeron brings over 20 years of mining experience with a focus on operations and project management, as well as a strong sustainability background focused on safe mining. Ms. Bergeron is currently the Managing Director, Rio Tinto Iron and Titanium and Diamonds where her responsibilities include managing operations and projects in Canada and Africa, and leading the Health, Safety, Environment, Security and Communities teams. Ms. Bergeron contributes to sustainable and responsible mining with Rio Tinto to foster a collaborative and responsible environment. Prior to Rio Tinto, Ms. Bergeron spent 10 years at Newmont Mining, most recently as the General Manager of the Eleonore Mine in Quebec from 2017 to 2020. Prior to Newmont, Ms. Bergeron spent 10 years at Xstrata Nickel, most recently as the Continuous Improvement Superintendent. Ms. Bergeron has a bachelor’s degree in mining engineering from Ecole Polytechnique de Montreal, a Professional Certificate in Operations from Melbourne University,

69 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD and is a Six Sigma Brown Belt. Ms. Bergeron is a Professional Engineer and member of the Quebec Professional Engineers Association. At New Gold, Ms. Bergeron is a member of the Corporate Governance and Nominating Committee and a member of the Technical and Sustainability Committee. Ms. Bergeron’s princial occupation is Managing Director, Diamonds for Rio Tinto Iron and Titanium Diamonds. ROSS BHAPPU Colorado, United States Director since: September 9, 2024 Independent Director Securities on December 31, 2024 DSUs: 15,557 Ross Bhappu brings over 30 years of experience in mining, overseeing and financing mining projects and activities for both senior and junior mining companies. Mr. Bhappu has spent 25 years at Resource Capital Funds (“RCF”) where he is currently Senior Strategic Advisory Partner and was previously the head of RCF’s Private Equity Funds. He serves as Chair of the Private Equity Mature Funds Investment Committee. In his current role, Mr. Bhappu is responsible for serving as an ambassador for the firm, building relationships with potential and existing investors, evaluating investment merits, and developing and executing business strategies for each investment. Prior to RCF, Mr. Bhappu was President and Chief Executive Officer of GTN Copper Corporation from 1998 to 2001, and Director of Business Development at Newmont Mining Corporation from 1993 to 1997. Mr. Bhappu holds a Ph.D. in Mineral Economics from the Colorado School of Mines, an M.S. in Metallurgy from the University of Arizona, and a B.S. in Metallurgical Engineering from the University of Arizona. At New Gold, Mr. Bhappu is a member of the Human Resources and Compensation Committee and a member of the Technical and Sustainability Committee. Mr. Bhappu’s principal occupation is a Senior Strategic Advisory Partner at RCF. NICHOLAS CHIREKOS Colorado, United States Director since: May 27, 2019 Independent Director Securities on December 31, 2024 DSUs: 397,233 Nicholas (Nick) Chirekos has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee. Mr. Chirekos is presently a director on the boards of Peabody Energy Corporation, where he is chair of the Audit Committee, and Metallus Inc. and a member of the Executive Advisory Board at the University of Denver’s Daniels College of Business. He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University. At New Gold, Mr. Chirekos is Chair of the Corporate Governance and Nominating Committee and a member of the Human Resources and Compensation Committee. Mr. Chirekos’ principal occupation is as a corporate director. 70 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD GILLIAN DAVIDSON Edinburgh, United Kingdom Director since: April 25, 2018 Independent Director Securities on December 31, 2024 DSUs: 575,373 Gillian Davidson has over 25 years of experience in sustainability, ESG and responsible supply chains. She is currently a senior adviser to global extractives companies and a Non-Executive Director on the Boards of Central Asia Metals, Lundin Gold and New Gold, and serves as Chair of Sustainability Committee on each. She served as a board director at Lydian International until March 2020. Prior, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum and Director of Social Responsibility at Teck Resources Limited. Before joining Teck, Dr. Davidson held roles related to sustainability and natural resources as a consultant, in academia and in government. Dr. Davidson is the current chair of the Global Battery Alliance and the WEF Global Future Council on Responsible Resource Use, and past chair of International Women in Mining. She also acts as Chief Sustainability Officer at Regeneration, a remining start up. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasgow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumna of the Governor General of Canada’s Leadership Conference. At New Gold, Dr. Davidson is Chair of the Technical and Sustainability Committee and a member of the Corporate Governance and Nominating Committee. Dr. Davidson’s principal occupation is as a consultant. PATRICK GODIN Ontario, Canada Director since: November 23, 2022 Non-Independent Director, President and Chief Executive Officer Securities on December 31, 2024 Common Shares: 112,600 PSUs: 1,944,738 RSUs: 994,574 Patrick Godin has over 30 years of corporate, technical and operations experience in the mining industry. Mr. Godin was appointed as Vice President and Chief Operating Officer of New Gold in May 2022 and was promoted to President and Chief Executive Officer in November 2022. Most recently, Mr. Godin was Vice President and Chief Operating Officer of Pretium Resources Inc. and was responsible for the operations of the Brucejack Mine. Prior to that, Mr. Godin was the President and Chief Executive Officer of Stornoway Diamond Corporation, and from 2010 to 2018 he was the Chief Operating Officer and Vice President. During this time, he was responsible for the construction and operations of the Renard Diamond Mine in Quebec. Prior to that, he served as the Vice President, Project Development for G Mining Services and held executive or senior operations positions for Canadian Royalties, lAMGOLD and Cambior in the Americas. Mr. Godin holds a Bachelor of Engineering degree in Mining from Laval University in Quebec, Canada and obtained the ICD.D designation from the Institute of Corporate Directors in 2010. Mr. Godin’s principal occupation is as the President and Chief Executive Officer of the Company. THOMAS MCCULLEY London, United Kingdom Director since: May 4, 2021 Independent Director Securities on December 31, 2024 DSUs: 240,059 Thomas (Tom) McCulley has 30 years of experience in project execution and operations leadership in the mining and construction industries, including extensive experience in the setup and leadership of industry leading global assurance programs. Mr. McCulley has experience in all phases of a mining project lifecycle, from scoping studies through commissioning and start- up and operations, including investment evaluations. Mr. McCulley is currently the CEO of Anglo American Crop Nutrients and Group Head of Projects for Anglo American plc (his principal occupation), positions he has held since 2022 and 2015, respectively. Mr. McCulley previously served as CEO of Anglo American Peru from 2018 to 2022. From 2000 to 2015, he served in several senior roles at Newmont Mining Corporation, including as Vice President of Investment Assurance from 2011 to 2015. Mr. McCulley holds a Bachelor of Science (Accounting) from Mount Saint Mary’s University. At New Gold, Mr. McCulley is currently a member of the Audit Committee and the Technical and Sustainability Committee. 71 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD CHRISTIAN MILAU British Columbia, Canada Director since: July 29, 2024 Independent Director Securities on December 31, 2024 Common Shares: 19,700 DSUs: 18,962 Christian Milau brings over 25 years of experience in finance, capital markets and mining. He is a mining executive with experience leading growth-oriented exploration, development and operating mining companies with a focus on gold and copper. His mining experience includes Chief Executive Officer of Equinox Gold from 2016 to 2022, leading the company through five mergers and acquisitions and growing from a single-asset developer to a multi-mine producer with eight operating mines. Prior to Equinox, he served as Chief Executive Officer at True Gold Mining from 2015 until it was acquired by Endeavour Mining in 2016. He also served as Chief Financial Officer of Endeavour Mining from 2011 to 2015, and Vice President, Treasurer at New Gold from 2008 to 2011. He is currently the Chief Executive Officer and a founder of Saudi Discovery Company, a private copper and precious metals company focused on exploration in Saudi Arabia. He is also a corporate director, serving on the boards of Copper Standard Resources, Arras Minerals Corp. and Northern Dynasty Minerals. At New Gold, Mr. Milau is a member of the Human Resources and Compensation Committee and a member of the Audit Committee. MARGARET MULLIGAN Ontario, Canada Director since: April 25, 2018 Independent Director Securities on December 31, 2024 DSUs: 675,361 Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007, she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the board of Canadian Western Bank. At New Gold, Ms. Mulligan is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. Ms. Mulligan’s principal occupation is as a corporate director. RICHARD O’BRIEN Colorado, United States Director since: March 25, 2024 Independent Director Securities on December 31, 2024 DSUs: 80,363 Richard O’Brien has over 40 years of experience in the mining and energy sectors, including more than 20 years in chief executive officer and chief financial officer roles. He served as President and Chief Executive Officer of Newmont Mining Corporation from 2007 to 2013, Executive Vice President and Chief Financial Officer from 2006 to 2007, and Senior Vice President and Chief Financial Officer from 2005 to 2006. Mr. O’Brien also served as President and Chief Executive Officer of Boart Longyear Limited, the world’s leading provider of drilling services, drilling equipment and performance tooling for mining and drilling companies, from 2013 to 2015. He is currently a corporate director, serving on the boards of Vulcan Materials Co., Xcel Energy Inc. and Ma’aden, The Saudi Arabian Mining Company. He was also Chair of the Board of Pretivm Resources Inc. from 2019 to 2022, until its acquisition by Newcrest Mining Limited. Mr. O’Brien’s principal occupation is as a corporate director. MARILYN SCHONBERNER Alberta, Canada Director since: June 26, 2017 Independent Director Marilyn Schonberner has over 35 years of international experience in the energy and mining sectors. She retired in 2018 as the Chief Financial Officer of Nexen Energy ULC. During her 21- year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. In addition to New Gold, Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and the Advisory Board of Heritage Royalty. She 72 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Securities on December 31, 2024 DSUs: 546,055 holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. At New Gold, Ms. Schonberner is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Her principal occupation is as a corporate director. LUKE BUCHANAN Ontario, Canada Vice President, Technical Services Securities on December 31, 2024 PSUs: 337,241 RSUs: 197,504 Luke Buchanan has over 18 years of experience as a mining engineer overseeing mine planning, technical studies and mineral resources and reserves, and most recently was the Senior Vice President, Technical Services at Yamana. Prior to joining Yamana, Mr. Buchanan held progressively senior operating and technical positions at Newmont Corporation, AMC Consultants and Primero Mining Corporation in both Australia and Canada. Mr. Buchanan holds a Bachelor of Mining Engineering degree from the University of New South Wales. SEAN KEATING Ontario, Canada Vice President, General Counsel and Corporate Secretary Securities on December 31, 2024 Common Shares: 109,895 PSUs: 532,181 RSUs: 242,154 Sean Keating has over 15 years of experience in corporate and securities law and mergers and acquisitions, primarily in the mining industry. Mr. Keating joined New Gold in 2016 and was Assistant General Counsel prior to his appointment as Vice President, General Counsel and Corporate Secretary in November 2019. Prior to joining New Gold, Mr. Keating was corporate counsel to Barrick Gold Corporation from 2010 to 2015 where he was involved in mergers and acquisitions, financings, commercial transactions, corporate governance, regulatory compliance and capital project development. From 2005 to 2010, Mr. Keating practiced law at Torys LLP in the capital markets and mergers and acquisitions groups. Mr. Keating holds a J.D. and M.B.A. from the University of Toronto and a B.Sc. (Chemistry) from St. Francis Xavier University. KEITH MURPHY Ontario, Canada Executive Vice President, Chief Financial Officer Securities on December 31, 2024 Common Shares: 46,316 PSUs: 315,473 RSUs: 177,800 Keith Murphy is a mining finance executive with over 15 years of experience in finance, primarily within the mining industry. Mr. Murphy joined the Company in 2013, was promoted to Vice President, Finance in April 2023 and was promoted to Chief Financial Officer on January 1, 2024. Since joining the Company, he has taken on progressively more responsibility in the areas of financial reporting, taxation and finance. Prior to joining New Gold, Mr. Murphy worked as a consultant with BDO Canada LLP. Mr. Murphy is a Chartered Accountant (Ireland).

73 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD JEAN-FRANÇOIS RAVENELLE Ontario, Canada Vice President, Geology Securities on December 31, 2024 PSUs: 246,436 RSUs: 105,519 Jean-François Ravenelle has over 20 years of experience in structural geology applied to precious and base metal deposits for both brownfield and greenfield projects, and most recently was the Structural Geology Practice Lead for Metals Exploration at BHP Group Limited (“BHP”). Prior to BHP, Mr. Ravenelle was the Director of Geology at Yamana, where he focused on optimizing operations, exploration projects, and corporate development. Preceding Yamana, he held the role of Principal Consultant with SRK Consulting, Canada. Mr. Ravenelle began his career as a field geologist for the Geological Survey of Canada, Goldcorp, Virginia Gold Mines, and Freewest Resources. He holds a Ph.D. in Structural and Economic Geology from the Institut National de la Recherche Scientifique and is a registered professional geologist in Ontario and Quebec. ANKIT SHAH Ontario, Canada Executive Vice President, Strategy and Business Development Securities on December 31, 2024 Common Shares: 116,258 PSUs: 679,716 RSUs: 306,456 Ankit Shah is a mining finance executive with over 15 years of experience in strategy, corporate development, capital allocation and investor relations, primarily within the mining industry. Mr. Shah joined New Gold in 2010 with the primary focus of working with the corporate development and investor relations teams. Since that time, Mr. Shah has taken on progressively more responsibility for many facets of the business, including marketing the Company and working with both the operations and exploration groups of the Company. Prior to joining New Gold, Mr. Shah worked for both Ernst & Young and KPMG within their Assurance and Financial Advisory practices. Mr. Shah is both a Chartered Accountant and Chartered Professional Accountant. STANDING COMMITTEES OF THE BOARD There are currently four standing committees of the Board: the Audit Committee, the Human Resources and Compensation Committee; the Corporate Governance and Nominating Committee, and the Technical and Sustainability Committee. The following table identifies the members of each of these committees and indicates whether each committee member is considered independent or non-independent: Board Committee Committee Members Status Audit Committee Marilyn Schonberner (Chair) Independent Thomas McCulley Independent Christian Milau Independent Margaret Mulligan Independent Human Resources and Compensation Committee Margaret Mulligan (Chair) Independent Ross Bhappu Independent Nicholas Chirekos Independent Christian Milau Independent Corporate Governance and Nominating Committee Nicholas Chirekos (Chair) Sophie Bergeron Gillian Davidson Marilyn Schonberner Independent Independent Independent Independent Technical and Sustainability Committee Gillian Davidson (Chair) Independent Sophie Bergeron Independent Ross Bhappu Independent 74 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Board Committee Committee Members Status Thomas McCulley Independent CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS As at the date of this Annual Information Form, no director or executive officer of the Company is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or (ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. As at the date of this Annual Information Form, other than as stated below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company: (i) is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in making an investment decision. Patrick Godin was a director and the President and Chief Executive Officer of Stornoway Diamond Corporation ("Stornoway”), a Canadian diamond exploration and production company based in Longueil, Quebec, until November 1, 2020. On September 9, 2019, Stornoway and its subsidiaries filed and obtained an initial order from the Superior Court of Quebec (Commercial Division) (“Quebec Superior Court”) for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to restructure its business and financial affairs. Under the terms of the initial order, Deloitte Restructuring Inc. was appointed as monitor to oversee the CCAA proceedings and report to the Quebec Superior Court. Stornoway received notice of delisting review by the TSX on August 22, 2019, and Stornoway’s securities were delisted from the TSX effective at the close of market on October 18, 2019. The CCAA process was concluded by order of the Superior Court of Quebec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada). Gillian Davidson was a director of Lydian International Limited (“Lydian”) until March 2020. Lydian and certain of its subsidiaries were granted protection under the CCAA on December 23, 2019 and entered into a plan of arrangement with its secured creditors on June 15, 2020. The plan was implemented on July 6, 2020 pursuant to a sanction and interim order. The Ontario Securities Commission issued a cease trade order against Lydian on June 9, 2020 for failing to file its periodic 75 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD disclosure for the period ending March 31, 2020. The cease trade order remains in effect and will remain in effect until the dissolution and wind up of Lydian is completed. Gillian Davidson was a director of Horizonte Minerals (“Horizonte”) until March 2024. On 16 May 2024 Horizonte entered into administration pursuant to a power of the directors of Horizonte to appoint administrators under the United Kingdom’s Insolvency Act 1986 and, in connection therewith, trading of Horizonte’s ordinary shares was suspended on the Alternative Investment Market with effect on May 16, 2024 and TSX with effect on May 15 2024. No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. CONFLICTS OF INTEREST Certain directors and officers of the Company also serve as directors or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Company has adopted a Code of Business Conduct and Ethics that addresses potential conflicts of interest. AUDIT COMMITTEE Audit Committee Charter The Company’s Audit Committee Charter is set out in full in Schedule A. Composition of the Audit Committee The following directors are members of the Audit Committee as at February 24, 2025: Marilyn Schonberner (Chair) Independent (1) Financially literate (2) Financial expert (3) Thomas McCulley Independent (1) Financially literate (2) Christian Milau Independent (1) Financially literate (2) Financial expert (3) Margaret Mulligan Independent (1) Financially literate (2) Financial expert (3) (1) A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. (2) An individual is financially literate if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. (3) An individual is considered a financial expert if they have knowledge of GAAP, experience in preparing or auditing financial statements, and the ability to assess the application of accounting principles in complex financial reporting and internal controls. Relevant Education and Experience The education and experience of each Audit Committee member relevant to the performance of his responsibilities as a member of the Audit Committee is described in their respective biographies set out under the heading “Directors and Officers” on page 68. Pre-Approval Policies and Procedures The Audit Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Audit Committee has delegated to the Chair the authority to pre-approve proposals for non- 76 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD audit related services to be provided by the Company’s auditors up to a value of C$25,000 per engagement up to a maximum of C$75,000 in a calendar year, and to report any such approvals to the Audit Committee as a whole at the next Audit Committee meeting. The Chair of the Audit Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, 100% of external auditor services described below were pre-approved by the Audit Committee or the Chair of the Audit Committee. None of the audit-related services described below were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Auditors and External Auditor Service Fees (by category) Deloitte LLP is the independent registered public accounting firm that has been appointed as the external auditor of New Gold and is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows: Financial Years Ending December 31 Audit Fees (1) Audit Related Fees (2) Tax Fees (3) All Other Fees(4) 2024 C$1,540,487 C$108,500 C$14,854 C$0 2023 C$1,403,828 C$111,285 C$21,629 C$16,050 (1) The aggregate fees billed for the performance of the audit or review of the Company’s financial statements. (2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”. (3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. (4) The aggregate fees billed for facilitation support of a human resources leadership workshop. LEGAL PROCEEDINGS AND REGULATORY ACTIONS The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. As of the date hereof, except as disclosed below, there are no outstanding material proceedings to which the Company is a party. In March of 2020, the Company received a statement of claim filed with the Ontario Superior Court of Justice by Shahin Elfving, Jack Morrison and Linda Morrison (the “Plaintiffs”). The Plaintiffs assert various contractual, misrepresentation, unjust enrichment and other claims relating to royalty interests on certain properties at the Rainy River Mine and seek various forms of relief, including an unspecified amount of damages and declaratory relief, including among others things, a declaration that: (a) the original option agreement lapsed or is invalid; (b) amendments to the option agreement are invalid; and (c) they are entitled to a 10% net proceeds of production royalty. The Company believes the claims are without merit and intends to vigorously defend itself. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS Since January 1, 2024, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company.

77 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD TRANSFER AGENT AND REGISTRAR The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1. MATERIAL CONTRACTS Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below: • Indenture dated as of June 24, 2020 between New Gold Inc., the Guarantors (Minera San Xavier S.A. de C.V. and New Gold CSP Ltd.) and Computershare Trust Company, N.A. (as trustee) relating to the 7.50% Senior Notes due 2027. See “Notes” on page 65 for more information. • Fourth Amended and Restated Credit Agreement dated as of April 26, 2023 between New Gold Inc. (as borrower) and The Bank of Nova Scotia and RBC Capital Markets (as co-lead arrangers and joint book runners) and The Bank of Nova Scotia (as administrative agent) and Royal Bank of Canada (as syndication agent), Bank of America, N.A., Canada Branch, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce (as Co-Documentation Agents) and The Bank of Nova Scotia, Royal Bank of Canada, Bank of America, N.A., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Bank of Montreal, and National Bank of Canada (as lenders) described under the heading “General Development of the Business – Developments – Financial” on page 12. • Amended FCF Royalty Agreement dated May 22, 2024 between New Gold Inc. and Bear Holdings LP, a limited partnership formed under the laws of the Province of Ontario by 3336050 Nova Scotia Limited as a general partner for and on behalf of Bear Holdings LP, an affiliate of Ontario Teachers’ (“Bear Holdings”) described under the heading “General Development of the Business – Developments – Mines and Projects – New Afton Mine” on page 11. • Partial Royalty Repurchase and Amending Agreement dated May 13, 2024, between New Gold Inc. and Bear Holdings. TECHNICAL REPORTS Below are the titles, authors and dates of the most recent technical reports (the “Technical Reports”) for each of New Gold’s material properties (as described under “Description of the Business” on page 10), which are all filed in accordance with NI 43-101 and available under the Company’s profile on SEDAR+ at www.sedarplus.ca. • The most recent technical report on the Rainy River Mine that is filed on SEDAR+ at www.sedarplus.ca is titled “NI 43- 101 Technical Report, Rainy River Mine, Ontario, Canada” with an effective date of December 31, 2024 by Mr. Jason Chiasson, P.Eng., Chief Open Pit Engineer at the Rainy River Mine, New Gold Inc., Mr. Alexander Alousis, P.Eng., Underground Mine Manager at the Rainy River Mine, New Gold Inc., Ms. Caroline Daoust, P.Geo., Exploration Manager at the Rainy River Mine, New Gold Inc., Mr. Mohammad Taghimohammadi, P.Eng., Mill Manager at the Rainy River Mine, New Gold Inc., Mr. Vincent Nadeau-Benoit, P.Geo., Director, Mineral Resources at New Gold Inc., Mr. Travis Pastachak, P.Geo., Senior Director, Project Development at New Gold Inc., Ms. Emily O’Hara, P.Eng., Manager, 78 WWW.NEWGOLD.COM TSX:NGD NYSE AMERICAN:NGD Water Strategy and Stewardship at New Gold Inc. all full-time employee of New Gold Inc.(the “Rainy River Mine Technical Report”) • The most recent technical report on the New Afton Mine that is filed on SEDAR+ at www.sedarplus.ca is titled “Technical Report, New Afton Mine, British Columbia, Canada” with an effective date of December 31, 2024 by Mr. Joshua Parsons, P.Eng., Principal Mine Engineer at the New Afton Mine, New Gold Inc., Mr. Devin Wade, P.Geo., Chief Exploration Geologist at the New Afton Mine, New Gold Inc., Ms. Jennifer Katchen, P.Eng., Chief Metallurgist at the New Afton Mine, New Gold Inc., Mr. Vincent Nadeau-Benoit, P.Geo., Director, Mineral Resources at New Gold Inc., Mr. Matthew Davis, P.Eng., Superintendent, Tailings and Surface at the New Afton Mine, New Gold Inc., Ms. Emily O’Hara, P.Eng., Manager, Water Strategy and Stewardship at New Gold Inc. all full-time employees of New Gold Inc. (the “New Afton Mine Technical Report”) To New Gold’s knowledge, the authors of the technical reports listed above held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the applicable Technical Report or received any securities in connection with the preparation of such report. A-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD SCHEDULE A AUDIT COMMITTEE CHARTER Purpose and Authority The overall purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of New Gold Inc. (the “Company”) is to assist the Board in fulfilling its oversight responsibilities with respect to accounting, auditing, financial reporting and internal control processes by, among other things: (i) ensuring the integrity of the financial statements and financial reporting of the Company, (ii) overseeing compliance with related legal and regulatory requirements, (iii) ensuring the overall adequacy and maintenance of the systems of internal controls and disclosure controls and procedures that management has established, and (iv) maintaining overall responsibility for the Company’s external and internal audit processes, including the external auditor’s qualifications, independence and performance. The Committee shall have access to such officers and employees of the Company, its external auditor and its legal counsel and to all such information respecting the Company as the Committee considers to be necessary or desirable in order to perform its duties and responsibilities. In addition, the Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors retained by the Committee and to the external auditor engaged by the Company for the purpose of rendering or issuing an audit report or performing any other audit, review or attestation services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall be accountable to the Board. In the course of fulfilling its responsibilities, the Committee shall maintain open communication between the Company’s external auditor and the Board and shall have direct access to the external and internal auditors. The Committee has the duty to provide oversight of the Company’s financial disclosures and compliance with applicable laws and generally accepted accounting principles and fairly present the financial position and associated risks of the organization. The Committee should, where it deems appropriate, review compliance with laws and regulations and the Company’s own policies. The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable. Composition, Procedures and Organization a. The Committee shall consist of at least three members of the Board, all of whom meet the independence, financial literacy and experience requirements of (i) National Instrument 52-110 – Audit Committees (“NI 52-110”), U.S. Sarbanes-Oxley Act of 2002 and Rule 10A-3under the Securities Exchange Act of 1934, (ii) the Toronto Stock Exchange, the NYSE American and any other exchange upon which the securities of the Company may be listed, to the extent required by the rules of such exchange, and (iii) any other applicable laws and any requirements of applicable regulatory or professional bodies. Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the related notes, in accordance with International Financial Reporting Standards (“IFRS”) and at least one member of the Committee shall qualify and be designated as the “audit committee financial expert” as determined in the judgment of the Board with reference to applicable laws and stock exchange requirements. b. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any A-2 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD time add, remove or replace any member of the Committee and may fill any vacancy in the Committee. A member will automatically cease to be on the Committee upon ceasing to be a director. c. The Board will appoint one member of the Committee to act as the chair (the “Chair”) of the Committee. In his or her absence, the Committee may appoint another person to act as Chair of a meeting of the Committee provided a quorum is present. d. The Chair will appoint a secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting. e. A majority of members of the Committee, present in person or by telephone or other electronic communications device that permits all persons participating in the meeting to speak and to hear each other, will constitute a quorum for a meeting of the Committee. Meetings The Committee shall meet regularly and at least on a quarterly basis and otherwise as necessary. The Committee shall hold in camera sessions without the presence of management at each meeting (unless the members of the Committee determine that such a session is not required). The Chair or any two members of the Committee may call a meeting of the Committee. At the request of the external auditor, the internal auditor, the Chair of the Board, the President and Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) of the Company, the Chair of the Committee will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the CFO, will ensure that the agenda and meeting materials are distributed in a timely manner. The CEO and the CFO will receive notice of and, unless otherwise determined by the Chair, shall attend all meetings of the Committee. The external auditor of the Company must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee, and must appear before the Committee when requested to do so by the Committee and after being given reasonable notice to do so. Duties and Responsibilities The Committee shall take charge of all responsibilities imparted on an audit committee of a public company, as they may apply from time to time to the Company, under the Business Corporations Act (British Columbia), NI 52-110, the U.S. Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and applicable stock exchange requirements, and pursuant to any other applicable laws and any other requirements of applicable regulatory and professional bodies. The duties and responsibilities of the Committee include the following: Financial Reporting and Disclosure a. Review and discuss with management and the external auditor at the completion of the annual examination: i. the Company’s audited financial statements and related notes; ii. the external auditor’s audit of, and report on, the financial statements; iii. any significant changes required in the external auditor’s audit plan; iv. any serious difficulties or disputes with management encountered during the course of the audit; and

A-3 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD v. other matters related to the conduct of the audit which are to be communicated to the Committee under IFRS. b. Review and discuss with management and the external auditor during and at the completion of any review engagement or other examination, the Company’s quarterly financial statements. c. Review and discuss with management, prior to their public disclosure, the annual reports, quarterly reports, Management’s Discussion and Analyses (“MD&A”), earnings press releases and any other material disclosure documents containing or incorporating by reference audited or unaudited financial information of the Company and, if thought advisable, provide its recommendations on such documents to the Board. d. Review and discuss with management any guidance being provided to shareholders on the expected earnings (including any future-oriented financial information or financial outlooks) of the Company and, if thought advisable, provide its recommendations on such documents to the Board. e. Inquire of the auditors regarding the quality and acceptability of the Company’s accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates. f. Review the Company’s compliance with any policies and reports received from regulators. Discuss with management and the external auditor the effect on the Company’s financial statements of significant regulatory initiatives. g. Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee. h. Ensure that management has proper and adequate systems and procedures in place for the preparation and review of the Company’s financial statements, financial reports and other financial information, including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Committee shall periodically assess the adequacy of such procedures. i. Review with the Company’s counsel, management and the external auditor any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company’s financial statements or related compliance policies. j. Based on discussions with the external auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the public filing of the audited annual and unaudited quarterly financial statements and MD&A and the inclusion of the audited financial statements in the Company’s Annual Report, in accordance with applicable laws. External Auditor a. Be responsible for overseeing and recommending to the Board (subject to the approval of the shareholders, where required) the appointment of the Company’s external auditor and for the compensation, retention and oversight of the work of the external auditor engaged by the Company. The external auditor shall report directly to the Committee. The Committee shall be responsible for resolving disagreements, if any, between management and the external auditor regarding financial reporting. b. Consider, in consultation with the external auditor, the audit scope and plan of the external auditor and the related engagement letter and recommend approval of same to the Board. A-4 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD c. Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor. d. Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include: i. ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with IFRS, and determining that they satisfy the requirements of all applicable laws; ii. considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor; and iii. approving in advance any audit or permissible non-audit related services provided by the external auditor to the Company with a view to ensuring the independence of the external auditor, and in accordance with any applicable requirements of regulatory or professional bodies, including the requirements of all applicable securities laws with respect to approval of non-audit related services performed by the external auditor. Non-audit services of up to US$25,000 (and up to a cumulative amount of US$75,000 in a calendar year) may be pre- approved by the Chair of the Committee and ratified at the next Committee meeting. e. Approve the lead audit partner for the Company’s external auditor, confirm that such lead partner has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable laws and requirements of regulatory and professional bodies. f. Periodically review the performance of the Company’s external auditor and provide feedback to the extent deemed appropriate. g. Review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former external auditors of the Company. Internal Controls and Audit a. Review and assess the adequacy and effectiveness of the Company’s systems of internal controls, disclosure controls and procedures and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to identify and assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected and mitigated. b. Assess the requirement for the appointment of an internal auditor for the Company and, if the appointment of an internal auditor is deemed appropriate, be responsible for (i) approving the appointment and removal of such internal auditor, and (ii) if deemed appropriate, establishing a position description for such internal auditor. c. Review and approve the annual internal audit plan, and review on a periodic basis progress in executing the plan, significant changes to the plan, significant internal audit findings (including related to the adequacy of internal controls over financial reporting) and any significant internal fraud risks. d. Review disclosures made to the Committee by the CEO and CFO during their certification process required under applicable securities laws. Review any material weaknesses or significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and A-5 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls. Financial Risk Management a. Oversee, monitor and ensure that the principal areas of risk associated with the Company’s accounting, auditing, financial reporting and internal control processes are identified and that plans and processes are in place to manage or mitigate these risks. b. Review and report to the Board regarding the structure and adequacy of the Company’s insurance programs and related policies, having regard to the Company’s business and insurable risks. General a. Unless otherwise delegated to another committee by the Board, conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of “related party transactions” as such term is defined in applicable securities laws, and establish appropriate procedures to receive material information about and prior notice of any such transaction. b. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, including under the Company’s Whistleblower Policy. c. Conduct or authorize investigations into any matter within the scope of this Charter, including any complaints or concerns raised under the Company’s Whistleblower Policy. The Committee may request that any officer or employee of the Company, its external legal counsel or its external auditor attend a meeting of the Committee or meet with any member(s) of the Committee. d. Oversee cyber security and information technology infrastructure and programs. e. Review the qualifications of the senior accounting and financial personnel. f. Provide oversight of the Company’s policies, procedures and practices with respect to the maintenance of the books, records and accounts, and the filing of reports, by the Company with respect to third party payments in compliance with all applicable anti-bribery or anti-corruption laws, including the Foreign Corrupt Practices Act (United States), Corruption of Foreign Public Officials Act (Canada), the Extractive Sector Transparency Measures Act (Canada) and similar laws. g. Perform any other activities consistent with this Charter, the Company’s Articles and governing law as the Committee or the Board deems necessary or appropriate. Oversight Function While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Committee and the Chair and any members of the Committee identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are not specifically accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any A-6 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. Chair of the Committee The duties of the Chair of the Committee are set out in the Board Mandate. In addition to those duties, the Chair of the Committee will address, or cause to be addressed, all concerns communicated to him or her under the Company’s Whistleblower Policy or Code of Business Conduct and Ethics. Review This Charter will be reviewed annually by the Committee in consultation with the Corporate Governance and Nominating Committee and any recommended changes will be submitted to the Board for approval. Last updated, reviewed and approved by the Board on October 29, 2024.

B-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD SCHEDULE B DEFINITIONS Unless otherwise defined, technical terms used in this Annual Information Form have the following meanings. CIM Standards definitions are marked with an asterisk (*). Term Definition assay Analysis to determine the amount or proportion of the element of interest contained within a sample. atomic absorption (AA) A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state. ball mill A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder. batholith A very large igneous intrusion extending deep in the earth's crust. block cave Used to mine massive, steeply-dipping ore bodies. An undercut with haulage access is driven under the ore body, with "draw bells" excavated between the top of the haulage level and the bottom of the undercut. The draw bells serve as a place for caving rock to fall into. The ore body is drilled and blasted above the undercut, and the ore is removed via the haulage access. bornite A brittle reddish-brown crystalline mineral with an iridescent purple tarnish, consisting of a sulphide of copper and iron. bullion Gold or silver in bulk before coining, or valued by weight. by-product A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process. calc-alkalic Rocks are rich in alkaline earths (magnesia and calcium oxide) and alkali metals and make up a major part of the crust of the earth's continents. Cenozoic The current and most recent of the three Phanerozoic geological eras, following the Mesozoic Era and covering the period from about 65 million years ago to the present. chalcocite A dark gray mineral that is an important ore of copper. chalcopyrite A copper mineral composed of copper, iron and sulphur. It tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold. concentrate A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. core Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined. Cretaceous A geologic period and system from circa 145 to 66 million years ago. The Cretaceous follows the Jurassic period and is followed by the Paleogene period of the Cenozoic era. It is the B-2 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition last period of the Mesozoic Era, and, spanning 80 million years, the longest period of the Phanerozoic Eon. crushing Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad. crust The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle. decline A downward inclined underground tunnel. deformation Change in the form or in the dimensions of a body produced by stress. Devonian A geologic period and system of the Paleozoic Era spanning from the end of the Silurian Period, about 419 million years ago, to the beginning of the Carboniferous Period, about 359 million years ago. dilution The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade. doré Unrefined gold and silver bullion bars, which will be further refined to almost pure metal. fault A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture. Feasibility Study A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study. felsic Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminum, sodium, and potassium. fire assay Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis. flotation A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink. formation Unit of sedimentary rock of characteristic composition or genesis. geophysical survey Exploration activity mapping an area showing the physics of the earth. grade The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals. grinding (milling) Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing. hectares A metric unit of area measuring 100 metres by 100 metres. B-3 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition hedging Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change. Indicated Mineral Resource* The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. Inferred Mineral Resource* The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. infill The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data. intrusive Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface. low-grade Descriptive of ores relatively poor in the metal they are mined for; lean ore. mafic A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks. Measured Mineral Resource* The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. mill A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling). mineral claim / property / concession Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining. Mineral Reserve* The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material B-4 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD Term Definition is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub- divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Resource* A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. Modifying Factors Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. open pit mine A mine where materials are removed entirely from a working that is open to the surface. ore Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit. Paleozoic An era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles. porphyry A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass. Pre-Feasibility Study A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study. Probable Mineral Reserve* The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

newgold

Term	Definition
Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold."
Qualified Person*	An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual's character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs	The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.
recovered grade	Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
refining	The final stage of metal production in which impurities are removed from the molten metal.
reverse circulation	A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.
run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
scoping study	A technical and economic study conducted to investigate the approximate economics and viability of various development options for the mining and treatment of a mineral deposit.
sedimentary rocks	Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

B-5 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

newgold

Term	Definition
semi-autogenous (SAG) mill	A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground with the action of large lumps of rock and steel balls.
stock	A magma that has intruded into pre-existing rock in a columnar shape, typically a kilometre or more in diameter.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
tonne	Metric unit of mass equaling 1,000 kilograms or 2,204.6 pounds. Called a "long ton."
tuff	Rock composed of fine volcanic ash.

B-6 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

newgold

SCHEDULE C
ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

µ	Micron
AA	Atomic Absorption
Ag	Silver
Au	Gold
µg	Microgram
cm	Centimeter
Cu	Copper
ft	Foot
g	Gram
G	Giga (billion)
HQ	Diamond drill core measuring 2.5 inches in diameter (6.35 centimetres)
ICP	Induction Coupled Plasmaspectrometry
in	Inch
K	Kilo (thousand)
km	Kilometer
km^2	Kilometres squared
L	Litre
lb	Pound
m	Metre
m^2	Metres squared
M	Mega (million)
mm	Millimeter
NQ	Diamond drill core measuring 1.78 inches in diameter (4.5 centimetres)
NSR	Net smelter return
oz	Troy ounce/ounce (31.1035g)
PQ	Diamond drill core measuring 3.35 inches in diameter (8.5 centimetres)
RC	Reverse circulation
s	Second
fst	Short ton (one short ton equals 0.907 metric tonnes)
t	Metric tonne (one metric tonne equals 1.102 short tons)
tpa	Metric tonne per year
tpd	Metric tonne per day
W	Watt
yd	Yard
Zn	Zinc

C-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm^2
1 square ft (ft^2)	=	0.0929 m^2
1 square yd (yd^2)	=	0.8361 m^2
1 acre (4840 yd^2)	=	4046.9 m^2
1 square mile (640 acres)	=	2.59 km^2
short ton	=	0.907 metric tonnes

C-2

WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD

newgold

SCHEDULE D
EXCHANGE RATE AND METAL PRICE INFORMATION

Exchange Rate

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2024, 2023 and 2022 as quoted by the Bank of Canada, were as follows:

	2024	2023	2022
High	$1.4416	$1.3875	$1.3856
Low	$1.3316	$1.3128	$1.2451
Average	$1.3698	$1.3497	$1.3013
Closing	$1.4389	$1.3226	$1.3544

On February 21, 2025, the average exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.4207.

Gold Prices

The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2024, 2023 and 2022, as quoted by the London Bullion Market Association ("**LBMA**"), were as follows:

	2024	2023	2022
High	$2,778	$2,078	$2,039
Low	$1,985	$1,811	$1,629
Average	$2,386	$1,940	$1,800
Closing	$2,609	$2,078	$1,814

On February 21, 2025, the closing afternoon LBMA gold price per troy ounce, as quoted by the LBMA, was $2,934.

Copper Prices

The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2024, 2023 and 2022, as quoted by the London Metal Exchange, were as follows:

On February 21, 2025, the closing official cash settlement copper price per pound, as quoted by the London Metal Exchange, was $4.31.

	2024	2023	2022
High	$4.92	$4.28	$4.87
Low	$3.67	$3.54	$3.18
Average	$4.10	$3.85	$4.00
Closing	$3.95	$3.84	$3.80

D-1 WWW.NEWGOLD.COM TSX:NGD NYSE MKT:NGD